Exhibit 99.1

MANULIFE FINANCIAL CORPORATION

ANNUAL INFORMATION FORM

March 26, 2009

Table of Contents

GLOSSARY	4

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	6

CORPORATE STRUCTURE	6

HISTORY AND INCORPORATION	6
INTERCORPORATE RELATIONSHIPS	7

CORPORATE STRATEGY	7

GENERAL DEVELOPMENT OF THE BUSINESS	9

THREE YEAR HISTORY	9

BUSINESS OPERATIONS	11

SELECTED FINANCIAL STATISTICS BY DIVISION/REPORTING SEGMENT	11
U.S. DIVISION	12
CANADIAN DIVISION	18
ASIA AND JAPAN DIVISION	21
REINSURANCE DIVISION	24
INVESTMENT DIVISION	25

RISK FACTORS	29

GENERAL - FINANCIAL MARKETS AND ECONOMY	30
MARKET PRICE RISK AND INTEREST RATE RISK	30
CREDIT RISK	33
LIQUIDITY RISK	34
FOREIGN CURRENCY RISK	35
STRATEGIC RISK	35
INSURANCE RISK	39
OPERATIONAL RISK	40
ADDITIONAL RISKS	41

GOVERNMENT REGULATION	42

CANADA	42
UNITED STATES	43
ASIA AND JAPAN	46

GENERAL DESCRIPTION OF CAPITAL STRUCTURE	47

DIVIDENDS	48

CONSTRAINTS ON OWNERSHIP OF SHARES	49

RATINGS	50

MARKET FOR SECURITIES	51

LEGAL PROCEEDINGS	52

DIRECTORS AND EXECUTIVE OFFICERS	52

DIRECTORS	52
EXECUTIVE OFFICERS	54
SHARE OWNERSHIP	55

TRANSFER AGENT AND REGISTRAR	55

MATERIAL CONTRACTS	55

INTERESTS OF EXPERTS	56

AUDIT & RISK MANAGEMENT COMMITTEE	56

ADDITIONAL INFORMATION	57

GLOSSARY

For the purpose of this annual information form (“Annual Information Form”), the terms “Company”, “Manulife Financial”, “we” and “our” refer, at all times prior to September 23, 1999, to The Manufacturers Life Insurance Company (“Manufacturers Life”) and its subsidiaries, and at all times on or after September 23, 1999, to Manulife Financial Corporation (“MFC”) and its subsidiaries, including Manufacturers Life.

The following are brief explanations of certain terms as used in this Annual Information Form.

annuities — contracts that provide income payments at regular intervals, usually for a specified period (an annuity certain) or for the lifetime of the annuitant (a life annuity). Annuity contracts are offered on both an immediate and a deferred basis. Under immediate annuities, the payment of income commences at, or very shortly after, the date of issue of the contract. Under deferred annuity contracts, the payment of income commences on some specified future date, such as five years after the contract is issued. Contracts can be fixed or variable.

Canadian GAAP — Canadian generally accepted accounting principles as promulgated by The Canadian Institute of Chartered Accountants.

cash value — the gross value for which an in-force policy can be surrendered.

COLI (corporate owned life insurance) — a specialized insurance product which provides tax-efficient funding vehicles for employee deferred compensation programs.

common investment platform — a common group of investment funds that are offered to the Company’s customers across multiple variable insurance, annuity and pension product lines.

endowment insurance — life insurance policy which pays the face value at earlier of death or maturity date.

Fraser Group Universe Report — an annual report on pricing, profitability and market share in the Canadian group insurance industry, published by the Fraser Group, an independent Canadian consulting firm.

general fund — those assets and liabilities which a life insurance company reports on its consolidated balance sheet and for which a life insurance company bears the investment risk. Products treated as part of the general fund include participating whole life insurance, universal life insurance, term life insurance, group life and health insurance and fixed-rate insurance, annuity and pension products, as well as reinsurance.

GIC (guaranteed investment contracts) — certificates of deposit on which guaranteed interest is payable or compounded annually and maturity is a specified term, usually one to five years.

group life and health insurance — insurance which insures the lives of a group of people (group life) or provides coverage for medical and dental costs, and income replacement for disabilities to a group of people (group health) under a master contract. Typically used by employers to provide coverage for their employees.

ICA — the Insurance Companies Act (Canada), as amended, including the regulations thereunder which apply to insurance companies that are incorporated under Canadian federal law and to foreign insurance companies that operate in Canada on a branch basis.

in-force — an insurance or annuity contract which has not expired or otherwise been terminated.

individual life insurance — insurance which pays a stipulated sum in the event of the death of a named individual.

Letters Patent of Conversion — the letters patent issued under the ICA to effect the conversion proposal of Manufacturers Life from a mutual company to a company with common shares effective September 23, 1999.

LIMRA (Life Insurance Marketing Research Association) — an association which supports and enhances the marketing functions of life insurance companies through original research, products and services.

MCCSR (Minimum Continuing Capital and Surplus Requirements) — capital and liquidity requirements imposed by OSFI for Canadian federally regulated life insurance companies.

Minister of Finance — the Minister of Finance (Canada) or any Minister of State who has been delegated any of the Minister’s powers, duties and functions under the ICA.

mortality risk — the risk arising from an insured person’s death.

NAIC (National Association of Insurance Commissioners) — an association of the chief insurance supervisory officials of each state, territory or possession of the United States.

OSFI — the Office of the Superintendent of Financial Institutions (Canada), the primary regulator of federal financial institutions and federal pension plans.

Plan of Demutualization — the plan of demutualization of Manufacturers Life, which, for the purposes of the ICA, constituted a conversion proposal.

policy loan — a loan made to a policyholder based on the security of the cash value of a policy.

policyholder — the person who owns an insurance or annuity policy. Although the policyholder is usually the insured, in the case of group insurance the policyholder is usually the employer rather than the employee.

producer group — groups of agents and brokers who deal collectively with insurance companies in the areas of products, underwriting and compensation. A producer group also offers marketing and sales support to its members, as well as continuing education.

RRIF (registered retirement income fund) — a fund of undistributed accumulations of retirement savings, within the meaning of the Income Tax Act (Canada).

reinsurance — the acceptance by one or more insurers, called reinsurers, of a portion of the risk underwritten by another insurer which has directly contracted to provide the coverage. The legal rights of the policyholder are not affected by the reinsurance transaction and the insurer issuing the insurance contract remains primarily liable to the policyholder for payment of policy benefits.

retrocession — a form of reinsurance that involves the assumption of risk from a reinsurer rather than the direct writer of the policy or policies.

SEDAR — the System for Electronic Document Analysis and Retrieval, found at www.sedar.com.

segregated fund — a fund, having its own portfolio of investments, kept separate from the general fund of a life insurance company in connection with one or more insurance policies or annuity contracts under which the company’s liability to the policyholders varies with the performance of the fund.

Superintendent — the Superintendent of Financial Institutions (Canada).

surplus — the excess of assets over liabilities and other obligations in an insurance company’s financial statements calculated in accordance with applicable accounting principles.

term life insurance — a life insurance policy which pays a stipulated sum on the death of the individual life insured, provided that death occurs within a specified number of years. There is usually no cash value.

third party administrator — a company that provides administrative support, including regulatory compliance, reporting and document processing, to sponsors of group plans.

underwriting — the process by which an insurance company assesses the risk inherent in an application for insurance prior to acceptance and issuance of a policy.

universal life insurance — a life insurance policy in which premiums, less expense charges, are credited to a policy account from which periodic charges for life insurance are deducted and to which interest and investment income are credited. Universal life insurance accumulates a cash value.

variable product — an insurance, annuity or pension product contract for which the reserves and/or benefits may vary in amount with the market value of a specified group of assets held in a segregated fund.

whole life insurance — a life insurance policy payable upon the death of the insured, with a fixed premium and accumulating cash values.

FINANCIAL PRESENTATION AND EXCHANGE RATE INFORMATION

The Company maintains its financial books and records in Canadian dollars and presents its financial statements in accordance with Canadian GAAP as applied to life insurance enterprises in Canada and the accounting requirements of the Superintendent. None of the accounting requirements of the Superintendent is an exception to Canadian GAAP.

Unless otherwise indicated, references in this Annual Information Form to “$,” “Cdn.$” or “dollars” are to Canadian dollars. Exchange rates used for currency conversion to Canadian dollars for financial statements in this Annual Information Form are summarized in the following table:

	As at and for the year ended December 31
	2008	2007	2006
U.S. dollar

Balance sheet	1.2246	0.9881	1.1653
Statement of operations	1.0668	1.0739	1.1340

Japanese yen

Balance sheet	0.013490	0.008844	0.009790
Statement of operations	0.010382	0.009116	0.009752

Notes:

(1) Rates shown are the Canadian dollar price per U.S. dollar and Japanese yen. In accordance with Canadian GAAP, balance sheet amounts are converted at rates on the dates indicated, while statement of operations amounts are converted using the average rate for each quarter. The rate of exchange disclosed above for the annual Statement of Operations is based on the rates in each quarter’s Statement of Operations. The annual rate is approximated as the average of the quarterly rates weighted by the number of days in each quarter.

(2) Rates are based upon noon rates of exchange published by the Bank of Canada.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, the Company’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “continue” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results set out under “Corporate Strategy” and “Business Operations”. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Factors”, as well as under “Risk Management” and “Critical Accounting and Actuarial Policies” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2008, in the “Risk Management” note to MFC’s consolidated financial statements for the year ended December 31, 2008 and elsewhere in MFC’s filings with Canadian and U.S. securities regulators. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained or incorporated by reference in this document, whether as a result of new information, future events or otherwise, except as required by law.

CORPORATE STRUCTURE

History and Incorporation

Manulife Financial Corporation is a life insurance company incorporated under the ICA. MFC was incorporated under the ICA on April 26, 1999 for the purpose of becoming the holding company of Manufacturers Life following its demutualization. Manufacturers Life was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada. Pursuant to the provisions of the Canadian and British Insurance Companies Act (Canada), the predecessor legislation to the ICA, Manufacturers Life undertook a plan of mutualization and became a mutual life insurance company on December 19, 1968. As a mutual life insurance company, Manufacturers Life had no common shareholders and its board of directors was elected by its participating policyholders in accordance with the ICA. Pursuant to Letters Patent of Conversion, effective September 23, 1999, Manufacturers Life implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became the wholly owned subsidiary of MFC. Following completion of MFC’s merger with John Hancock Financial Services, Inc. (“John Hancock”) on April 28, 2004, Manufacturers Life and John Hancock became sister companies. MFC owns all of the outstanding common shares of Manufacturers Life and indirectly owns all of the outstanding shares of common stock of John Hancock. MFC’s head office and registered office is located at 200 Bloor Street East, Toronto, Canada, M4W 1E5.

Intercorporate Relationships

The Company conducts its business activities through subsidiary companies in Canada, the United States, Japan, the Philippines, Singapore, Indonesia, Thailand and Vietnam. The Company operates through branches of subsidiaries in Hong Kong, Taiwan, Macau, Barbados and Bermuda. In China, the Company operates through a joint venture established with a local company. In Malaysia, the Company operates through a publicly traded corporation, which is 46% owned by the Company.

The principal subsidiaries of MFC, including direct and indirect subsidiaries, are listed in the section entitled “Principal Subsidiaries” of MFC’s 2008 Annual Report filed on SEDAR, which section is incorporated herein by reference. These companies are incorporated in the jurisdiction in which their head office is located.

CORPORATE STRATEGY

Manulife Financial’s overall corporate objective is to continue its record of profitable growth by building on its position as a leading provider of financial protection and wealth management products and services in Canada, the United States and Asia. In pursuing this objective, management seeks to operate Manulife Financial in accordance with certain core values: professionalism; providing real value to its customers; integrity; maintaining financial strength; and being an employer of choice. To realize its objective, Manulife Financial pursues the following specific strategies.

Build on Existing Business Franchises

Manulife Financial enjoys recognized financial strength and leadership positions in a number of diverse international markets ranging from developing to mature, and has built strong platforms for future growth in Canada, the United States and Asia. Management intends to strengthen the Company’s business franchises in its existing markets and potentially expand into new markets where management believes the Company can establish a leading market position. In 2004, Manulife Financial significantly expanded the Company’s positioning in North America through its merger with John Hancock. The merger added the John Hancock operations and brand in the United States and the business of The Maritime Life Assurance Company in Canada. In Asia, the merger increased scale and expanded Manulife Financial’s presence into Malaysia and Thailand. Management believes that the Asian region’s economic and demographic trends offer excellent medium and long-term growth potential. In 1996, Manulife Financial opened the first foreign joint venture life insurance company in China. During 2008, the Company was granted seven new licences in China, and by the end of 2008, the Company was operating in 34 cities throughout the country. In 1999, Manulife Financial became the first Canadian life insurer with operations in Japan, one of the world’s largest insurance markets. The Japanese operation was expanded in 2001 with the purchase of the in-force business of Daihyaku Mutual Life Insurance Company (“Daihyaku”). The Company also expanded its Asian operations through several acquisitions, most recently in Taiwan, with the acquisition of Fuwha Securities in 2008.

Deliver Customized and Innovative Products and Services

Management believes that delivering customized and innovative financial protection and wealth management products and services, which provide sustainable value at competitive prices, will continue to be a growth driver for the Company. Accordingly, Manulife Financial focuses on understanding customer needs and on developing, maintaining and deepening long-term customer relationships. To address the changing needs of its target markets, the Company has developed the ability to quickly bring new offerings to the marketplace to complement its broad array of products. In 2006, the Company introduced Canada’s first guaranteed minimum withdrawal benefit product, thereby creating a brand new retirement product category in the Canadian marketplace, and also introduced the first long-term care insurance product in Canada to help Canadians meet the increasing need for elder care while protecting investment savings. Manulife Life Insurance Company (“Manulife Japan”) has been a leader in offering innovative products to Japanese consumers, being among the first insurers to offer universal life insurance and variable annuity products in Japan. In 2008, the Company continued to launch a series of innovative products in Asia and Japan that received favorable market reception. In Hong Kong, the Company was first-to-market with a standalone medical insurance solution with guaranteed coverage well into retirement, giving peace of mind of continuous medical coverage and a guaranteed money back option on surrender. In Japan, the Company introduced an enhancement to the original term life insurance product, developed with broader options for financial protection to meet the growing financial security needs of business executives and this was very well received by corporate policyholders.

In the context of increased equity market volatility, the Company is reviewing its variable annuity product offerings and its risk management practices relating to these products. In particular, in the fourth quarter of 2008, the Company expanded its hedging program that was initiated in November 2007 to cover all new business written in the United States. The Company intends to expand the program further to all new business written in Canada in the second quarter of 2009. To further reduce the risk of new offerings, the Company has also initiated product pricing and design initiatives such as fee increases, less frequent step-ups, reduction in annuity factors and bonus features, as well as other risk mitigating changes such as lowering equity content of fund offerings and adopting more passively managed funds.

Capitalize on Multiple Distribution Channels

Management believes that tailoring the Company’s distribution channels to allow customers in each geographic and product market to purchase the Company’s products and services through their preferred channel will enable Manulife Financial to further penetrate its target markets. In North America, the Company has been highly successful in expanding and diversifying its distribution capabilities, while at the same time continuing to nurture traditional relationships. In 2007, the Company completed the acquisition of Berkshire-TWC Financial Group Inc. (“Berkshire”), Canada’s largest independent privately-owned financial planning and wealth management organization, adding more than 700 advisors and 237 branches from Berkshire’s mutual fund and securities business to Manulife Financial’s existing operations across the country. In the United States, the John Hancock merger significantly broadened the Company’s distribution capabilities by adding the John Hancock Financial Network. Distribution capabilities were expanded further in 2008 with several new agreements entered into, most notably with Edward Jones. In Asia and Japan, Manulife Financial’s primary distribution channel is an exclusive agency force numbering over 30,000 agents. In recent years, the Company has expanded and diversified its distribution reach by adding new agreements with banks and securities brokers in Asia. In 2004, Manulife Japan entered into a strategic alliance with the Mitsubishi UFJ Financial Group, Inc. (“MUFG”) for individual variable annuity product development and sales. As of the end of 2008, the Company had expanded its distribution network in Japan to include 40 agreements with banks and securities brokers. Manulife Japan further expanded its distribution capabilities in 2007 by entering the Managing General Agent (MGA) channel, allowing it to deliver its products and services to even more customers, with a focus on the high net worth market segment.

By offering a diverse range of products and providing ongoing sales and marketing support, Manulife Financial strives to maintain long-term relationships with its agents, brokers and other distributors in each market. The Company expects to continue its strategy of anticipating and responding to changing customer distribution preferences.

Leverage Technology to Enhance Customer and Producer Services

Manulife Financial is committed to the development and leveraging of technology to provide improved service to clients and support to the Company’s distribution partners. Manulife Financial has also invested in technology to realize productivity gains from improved business processes. To help the Company deliver improved customer service, realize significant expense management opportunities and provide strategic flexibility to integrate new businesses, Manulife Financial also outsources some of its information technology requirements including the management of its information technology infrastructure.

Leverage Successful Strategies across Different Markets

Manulife Financial’s product and geographic diversity allows the Company to transfer products and services, technology, distribution and marketing strategies, and business knowledge from one market to another. Management believes that the ability to leverage across markets enables the Company to capitalize quickly on emerging economic and demographic trends. Manulife Financial applied the expertise it gained in the United States variable annuity market to launch similar products in Canada and Asia. In 2006, the Company transferred its successful Lifestyle Fund offerings to its JH Mutual Fund business, resulting in an expanded product offering and increased mutual fund sales. In September 2007, teams from Canada and the United States worked closely together in the development and launch of Canadian Division’s new long-term care insurance product.

Implement Strategic Acquisitions

Manulife Financial intends to continue to make strategic acquisitions in the financial services industry that strengthen and complement its core operations and that are priced to achieve target financial returns. Management believes that the Company can benefit by participating proactively in the continuing consolidation of the financial services industry, with the objective of increasing Manulife Financial’s overall size and enhancing its market position in internationally diverse markets. In addition, management believes that Manulife Financial is well-positioned to continue its acquisition program with a focus on expanding its financial protection and wealth management businesses internationally, based on the Company’s experience in executing and implementing strategic acquisitions.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

In 2006, Manulife Financial focused on realizing the benefits of the successful integration of Manulife Financial and John Hancock, building on its competitive strengths. The Company continued to enhance its expanded distribution platform, introduce innovative new products and leverage the John Hancock brand in the United States. These initiatives contributed to strong organic growth with premiums and deposits increasing by 6% (12% on a constant currency basis) for the year ended December 31, 2006, compared to the year ended December 31, 2005.

In 2007, the Company’s results reflected the strength and diversity of its core operating businesses and invested assets. Product innovation and the expansion of distribution capabilities contributed to exceptional sales levels and strong earnings growth across core operating businesses. Sales increased by 13% (19% on a constant currency basis) for the year ended December 31, 2007, compared to the year ended December 31, 2006.

In 2008, the Company’s results were impacted by the unprecedented global economic turmoil experienced in the latter half of the year. Despite these significant headwinds, full year sales for 2008 were strong. Record sales levels were achieved in each of the Company’s life insurance businesses and despite the unprecedented market volatility, wealth sales were in line with the strong levels of the prior year. However, as discussed further below under “Recent Developments”, other important financial measures deteriorated significantly during the latter half of 2008, resulting in a significant reduction in 2008 net income compared to the previous year.

Recent Developments

Recent Economic Factors and Trends

In the past year, there has been significant disruption of credit and equity markets, evidenced by treasury yields approaching zero, historically narrow swap spreads, historically wide corporate credit spreads, severe equity market declines, extreme currency volatility, extreme illiquidity in funding markets, and overall asset illiquidity. Despite massive government intervention in most developed economies, market turmoil continues. Declining real estate values and challenged mortgage markets, and the consequent decline in business and consumer confidence and increased unemployment globally, have precipitated a recession in many of the regions in which we do business, including the United States and Canada.

The ongoing downturn in the financial markets and general economic conditions has severely impacted our business and is likely to continue to adversely impact our business and results. All operating divisions incurred losses related to segregated fund guarantees and/or reduced capitalized future fee income on equity-linked and variable universal life products, reduced fees due to lower levels of assets under management and shared in the credit losses. Our businesses in North America and Asia were all impacted by the global economic downturn.

The recent substantial declines in the global equity capital markets have had an adverse impact on our earnings and capital ratios due primarily to our variable annuity and universal life insurance products, particularly because the guarantee risk in a substantial majority of our in-force business is not reinsured or hedged. Due to unprecedented declines in worldwide equity market conditions, earnings in 2008 were negatively impacted by $3,748 million and balance sheet reserves for segregated fund guarantees were increased to $5,783 million at December 31, 2008 compared with $526 million at December 31, 2007. In addition, our results for 2008 were impacted by declines in values of common equities in the investment portfolios of our operating divisions as well as equity exposure to variable life reserves and declining fee revenue.

Market conditions have reduced our available capital and could cause further deterioration in our capital position. Regulatory capital adequacy is primarily managed at the insurance operating company level (Manufacturers Life and John Hancock Life Insurance Company) and our insurance operating subsidiaries in the United States, Canada and Asia are subject to regulatory capital requirements. Earnings and capital ratios remain sensitive to future market movements. MFC’s principal Canadian operating company, Manufacturers Life, is regulated by the Superintendent and is subject to the Superintendent’s MCCSR. The supervisory target ratio for MCCSR is set at 150%. As a result of the substantial decline in equity markets, MFC has had to significantly increase its reserves and the capital it holds to support its variable annuity guarantees and other risks, reflecting the sensitivity of required capital to equity market performance. Accordingly, MFC currently endeavours to manage its affairs so that Manufacturers Life has an MCCSR with a margin above 200% to allow for possible further market declines. However, there can be no assurance that Manufacturers Life’s MCCSR ratio will be above the internal target. As at December 31, 2008, Manufacturers Life’s MCCSR ratio was 235%. Since December 31, 2008, equity markets have continued to be very volatile and stock market indices have fallen to levels well below December 31, 2008 levels. If equity markets remain flat or decline further from the lowest levels since December 31, 2008, Manufacturers Life may operate at capital levels below its internal target.

As a result of the overall negative market conditions, MFC’s common share price has fallen and our credit ratings have been downgraded, impacting our ability to raise capital and make acquisitions, and increasing our overall liquidity risk. See “Credit Ratings” below. In addition, the current economic downturn has increased our exposure to borrower and issuer defaults or downgrades and other counterparty risk. For a discussion of the material market, credit, liquidity, strategic, insurance and operational risks relating to our business, and the impact that the negative market conditions has had on these risks, see “Risk Factors”.

These market-driven impacts overshadowed other business related results for the fourth quarter and year ended December 31, 2008. Selected 2008 fourth quarter and year end results are set forth below. See our management’s discussion and analysis and consolidated financial statements and the notes thereto for the years ended December 31, 2008 and 2007 for a further discussion of our comparative results for 2008.

Selected 2008 Fourth Quarter and Year End Results

Shareholders’ net loss for the fourth quarter of 2008 was $1,870 million compared to net income of $1,144 million in the fourth quarter of 2007. Net income for 2008 was $517 million compared to net income of $4,302 million in 2007.

Continued declines in global equity markets reduced fourth quarter earnings by $2,920 million, and also resulted in charges for credit related impairments and downgrades of $128 million. In addition to these two items, changes in actuarial methods and assumptions resulted in income of $321 million and the Company had two offsetting tax related items.

Of the $2,920 million equity related loss, $2,407 million is due to the after tax increase in segregated fund guarantee liabilities, comprised of $1,805 million for the reduction in the market value of the funds being guaranteed and $602 million because the sharp drop in swap interest rates reduced the discount rates used in the measurement of the obligation. The remaining $513 million of the equity related loss is on equity investments supporting non-experience adjusted policy liabilities ($196 million), reduced capitalized future fee income on equity-linked and variable universal life products ($100 million), impairments on equity positions in the Corporate and Other segment ($158 million) and lower fee income ($59 million).

During the fourth quarter, the Company increased tax related provisions on investments in leveraged leases by $181 million and recognized gains of $181 million in Canada due to the impact on actuarial liabilities of expected changes in Canadian tax law for insurance companies in connection with fair value accounting.

Financial Highlights

(unaudited)

	Quarter Ended				Year Ended December 31
	December 31, 2008	September 30, 2008	December 31, 2007	September 30, 2007	2008	2007
Shareholders’ Net Income (Loss) ($ millions)	(1,870)	510	1,144	1,070	517	4,302
Diluted Earnings (Loss) per Common Share ($)	(1.24)	0.33	0.75	0.70	0.32	2.78
Premiums & Deposits ($ millions)	18,468	16,444	17,414	16,797	69,952	69,438
Funds under Management ($ billions)	404.5	385.3	396.3	399.4
Capital ($ billions)	31.1	28.5	27.5	27.3

The fourth quarter diluted loss per common share was $1.24 compared to earnings of $0.75 in 2007.

Premiums and deposits as reported in Canadian dollars for the fourth quarter were $18.5 billion, an increase of 6% from the $17.4 billion reported a year earlier. Excluding the impact of foreign currency translations, premiums and deposits decreased by 10% due to lower deposits in the fee based and variable annuity businesses as customers shied away from products exposed to volatile equity markets. These declines were partially offset by in-force business growth in our insurance businesses, and sales growth in Canadian Individual Wealth Management and John Hancock Fixed Products.

Funds under management were $404.5 billion as at December 31, 2008, up $8.2 billion or 2%, from 2007. Excluding the impact of foreign currency translations, funds under management declined by 14% from last year, as business growth was more than offset by the effects of declining equity markets and scheduled maturities of John Hancock Fixed institutional products. Funds under management are comprised of general fund invested assets; net assets held by policyholders in segregated funds; net assets held in proprietary mutual funds; and other funds managed or administered by the Company other than those associated with a contract issued by the Company.

Capital and Liquidity

Total capital was $31.1 billion at December 31, 2008, an increase of $3.6 billion from December 31, 2007. In the fourth quarter of 2008, we completed $4,275 million of financing, consisting of $2,275 million of common shares and $2,000 million of term loans. In the first quarter of 2009 we issued $450 million aggregate principal amount of preferred shares. Due to our current credit ratings and underlying business performance, we believe that we will be able to continue to access the markets for additional capital in 2009. However, increased or sustained volatility or downturns in the market or further credit rating downgrades could make such capital raising more challenging and more expensive.

Credit Ratings

During March 2009, the financial strength and credit ratings of our key operating subsidiaries were downgraded by two notches by Moody’s, the financial strength rating moving to Aa3 from Aa1, with a negative outlook. During February 2009, our ratings were downgraded by one notch by S&P and Fitch. S&P lowered the AAA ratings of our operating companies to AA+, with a stable outlook. Fitch lowered our AA+ ratings to AA, with a negative outlook. A.M. Best revised its outlook of our A++ ratings from stable to negative. In November 2008, DBRS confirmed our AA ratings, but lowered their outlook from positive to stable. These ratings remain strong. However, if current adverse conditions continue, we may also experience further downgrades of our financial strength and credit ratings. See “Ratings”.

BUSINESS OPERATIONS

The Company is a leading global provider of financial protection and wealth management products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada and Asia. Manulife Financial also provides investment management services with respect to the Company’s general fund assets, segregated fund assets, mutual funds, and to institutional customers. The Company also offers reinsurance services, specializing in life retrocession and property and casualty reinsurance.

As at December 31, 2008, the Company had approximately 24,000 employees and operated in 19 countries and territories worldwide. The Company’s business is organized into four operating divisions: U.S. Division, Canadian Division, Asia and Japan Division and Reinsurance Division. In addition, asset management services are provided by the Company’s Investment Division, operating as MFC Global Investment Management (“MFC Global”). Each division has profit and loss responsibility and develops products, services, distribution and marketing strategies based on the profile of its business and the needs of its market. The U.S. Division is comprised of two reporting segments: U.S. Insurance and U.S. Wealth Management. The external asset management business of the Investment Division is reported under the Corporate and Other reporting segment.

The approximate number of employees for each of the Company’s reporting segments as at December 31, 2008 was as follows:

U.S. Insurance	2,789
U.S. Wealth Management	3,097
Canadian Division	7,524
Asia and Japan Division	6,052
Reinsurance Division	212
Corporate and Other	4,264

SELECTED FINANCIAL STATISTICS BY DIVISION/REPORTING SEGMENT

Effective January 1, 2008, the Company changed its approach for allocating investment gains and losses to be more aligned with how the Company manages its assets and related risk positions. Investment gains and losses are now accumulated into two pools, insurance and wealth management, and then allocated pro rata to the reporting segments based on their respective policy liabilities. Prior to 2008, gains and losses were reported in the segments where the specific assets giving rise to the gains and losses were located and credit gains and losses were reported in the Corporate and Other segment. Investment gains and losses related to product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as investment gains and losses on full pass-through products, such as participating insurance, are not included in the pools. Prior periods have been restated to conform to this presentation.

The following charts provide a breakdown by operating division and reporting segment of the Company’s total shareholders’ net income, premiums and deposits and funds under management as at and for the year ended December 31, 2008.

Division/Reporting Segment ($ millions)	Shareholders’ Net Income		Premiums and Deposits		Funds Under Management
	2007	2008	2007	2008	2007	2008
U.S. Insurance	781	779	6,538	7,149	56,451	70,309

U.S. Wealth Management	1,132	(921)	35,314	35,412	175,999	163,936

U.S. Division	1,913	(142)	41,852	42,561	232,450	234,245

Canadian Division	1,110	656	16,121	16,379	86,151	82,262

Asia and Japan Division	851	177	10,406	9,749	43,258	49,971

Reinsurance Division	238	154	1,026	1,091	2,581	2,935

Corporate and Other	190	(328)	33	172	31,904	35,042

Total	4,302	517	69,438	69,952	396,344	404,455

U.S. DIVISION

U.S. Division consists of U.S. Insurance and U.S. Wealth Management reporting segments. U.S. Insurance, which consists of JH Life and JH Long Term Care businesses, offers life, wealth accumulation and long-term care insurance solutions to select markets. U.S. Wealth Management, which consists of JH Retirement Plan Services, JH Variable Annuities, JH Mutual Funds and JH Fixed Products businesses, provides clients with a wide selection of wealth management solutions for their personal, family and business needs.

U.S. Division operates principally through three insurance subsidiaries: John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA”), John Hancock Life Insurance Company of New York (“John Hancock New York”), and John Hancock Life Insurance Company (“John Hancock Life”). Smaller blocks of business are also maintained in three subsidiaries: John Hancock Variable Life Insurance Company (“John Hancock Variable”), John Hancock Life & Health Insurance Company (“JHLH”) and John Hancock Insurance Company of Vermont (“JHVT”).

John Hancock USA offers life insurance, 401(k) group annuity pension and individual annuity products in all states except New York, and John Hancock New York offers all of these products in the State of New York. John Hancock Life offers annuity and long-term care products in all states.

John Hancock Distributors LLC (“John Hancock Distributors”), a registered broker-dealer wholly owned by John Hancock USA, is the wholesale distributor for all of the variable life and variable annuity products offered in the United States.

U.S. Division operates its mutual fund business through the following subsidiaries: a wholesale distribution company, John Hancock Funds LLC (“John Hancock Funds”), two investment advisors, John Hancock Advisers, LLC (“John Hancock Advisers”) and John Hancock Investment Management Services, LLC (“John Hancock IMS”) and a transfer agency, John Hancock Signature Services, Inc. (“John Hancock Signature Services”).

John Hancock IMS and John Hancock Advisers are the investment advisors for the mutual funds that make up our investment platforms supporting the variable life, variable annuity, retail mutual fund, and certain JH Retirement Plan Services products. Both companies enter into sub-advisory arrangements with both affiliated and unaffiliated sub-advisors to manage the assets.

Proprietary Retail Distribution Network

In addition to a wide variety of distribution channels and networks, U.S. Division offers its products and services through a recognized and established proprietary retail network, John Hancock Financial Network (“JHFN”). JHFN is a nationally recognized distribution system made up of financial representatives offering insurance and wealth management solutions to individuals, families and businesses. The network provides access to a variety of proprietary and non-proprietary products and services to facilitate the sale of wealth accumulation and insurance oriented products. Signator Investors, Inc. (“Signator Investors”) distributes proprietary and non-proprietary wealth management and insurance products and is part of JHFN.

U.S. Insurance

U.S. Insurance provides life and long-term care insurance products and services to select markets. JH Life focuses on high net-worth and emerging affluent markets by providing estate, business planning and other solutions with an array of protection and accumulation oriented life insurance products. JH Long Term Care provides insurance to individuals and groups to cover the costs of long-term care services including nursing homes, assisted living care facilities, adult day care and at-home care. U.S. Insurance uses a multi-channel distribution network, including JHFN. In 2008, JH Life and JH Long Term Care accounted for 77% and 23% respectively, of U.S. Insurance’s total funds under management, and 75% and 25% respectively of its total premiums and deposits.

In 2009, U.S. Insurance intends to strengthen their leadership positions in the Life and Long Term Care businesses through continued innovation and investment in product and service offerings.

JH Life

JH Life has established a reputation for providing innovative and competitive products, offering expert underwriting and having a broad based multi-channel distribution network. In 2009, the business will continue to maintain its core strategy of focusing on execution in these key areas.

The business primarily offers its clients single and survivorship universal life and variable universal life products, as well as specialized COLI products. The rate of investment return on universal life insurance policies may change from time to time due to factors such as the investment performance of the universal life asset portfolio, but is subject to minimum guaranteed rates. Variable universal life insurance products offer clients an opportunity to participate in the equity market by investing in segregated funds. JH Life has a history of being able to rapidly develop and launch innovative life insurance products, thereby consistently offering a comprehensive and competitive portfolio of products and solidly positioning the business in its target market.

The business is known for expertise in underwriting mortality risk, particularly for the older age market. The underwriting area continually updates its risk assessment standards based on emerging trends and medical developments. The business has capacity to place large individual insurance policies due to large retention limits of U.S.$20 million for single lives and U.S.$25 million on survivorship cases.

Products are sold through a multi-channel distribution strategy that includes JHFN as well as third-party producers. Third-party channels include independent agents, brokerage general agents, producer groups, broker-dealers and banks. The business actively develops and maintains its relationships with these distributors by providing technical support, delivery of competitive products, and advance marketing and sales support. Over the years, the business has solidified its strong shelf-space position with key distributors and broadened its distribution channels by establishing new relationships with broker-dealers, producer groups and banks. In 2009, JH Life intends to further solidify and grow key relationships with agents and major third party distributors.

JH Long Term Care

Long-term care insurance reimburses customers for the costs of care needed when an insured is no longer able to perform the ordinary activities of daily living or is cognitively impaired. The business sells individual and group long-term care insurance products. Group products are designed for employees of small to large employers. The business also administers long-term care benefits for employees of the United States federal government through a joint venture with Metropolitan Life Insurance Company.

John Hancock was one of the first companies to offer long-term care insurance and has been in the business for about 20 years. Based on full year 2008 sales data published by LIMRA, John Hancock is the number one provider of overall long-term care insurance (individual and group combined) in the United States market. The business has expertise in all aspects of long-term care operations from product development to claims processing and sells its products within the United States through a multi-channel strategy that includes traditional independent agents, general agents, producer groups, broker-dealers and wirehouses. JHFN is a major distributor for the business.

In late 2007 and through most of 2008, key players in the retail United States long-term care insurance industry announced rate increases on both in-force and new business. John Hancock increased premiums on in-force policies to reflect updated lapse experience on the older product generations. The rate increase took effect starting December 2008.

The core retail product portfolio consists of Custom Care II Enhanced, Leading Edge, and state partnership policies. Launched in June 2008, Custom Care II Enhanced replaces Custom Care II, and offers unlimited Consumer Price Index compound inflation protection with the Guaranteed Increase Option (GIO), as well as a suite of built-in consumer protection features and optional riders. The GIO allows for an increase in coverage every three years, without new evidence of insurability. The business is focused on building distributor familiarity and consumer understanding of the CPI inflation protection feature in order to influence purchasing behavior toward this more economical option. Custom Care II Enhanced is expected to lead retail product sales in 2009. Although Leading Edge has comparable features, it is simpler, geared towards a younger target market, and more attractively priced. Partnership policies that are designated as such by the respective states, allow policyholders to protect some or all of their personal assets from Medicaid eligibility requirements when claiming for benefits. In the employer-sponsored long-term care insurance market, the large group product CareChoice 2002 is also in the process of being refreshed with the new CareChoice 2009 product, offering similar features as Custom Care II Enhanced. Corporate Choice and Corporate Solutions continue to be promoted in the small to mid-sized group market segments.

Although the soft industry and declining economic environment present sales challenges, the business is focused on growing market share in the retail segment while maintaining leadership in the group segment. Initiatives to position the business for growth in 2009 include enhanced service levels through automation and proprietary training programs for distributors, and an enhanced claims management infrastructure for policyholders.

U.S. Wealth Management

U.S. Wealth Management provides a variety of personal and family-oriented wealth management products and services to select individual and business markets. The JH Variable Annuities business offers products primarily to middle and upper-income individuals. The JH Retirement Plan Services business provides 401(k) solutions to small and medium-sized businesses. The JH Mutual Funds business provides a variety of mutual funds, 529 Plans and privately managed accounts to individuals and institutional investors. The JH Fixed Products business provides fixed annuities primarily to middle and upper-income individuals as well as payout annuities and a variety of fee and spread-based products to institutional clients. At December 31, 2008, JH Variable Annuities, JH Retirement Plan Services, JH Mutual Funds and JH Fixed Products accounted for 30%, 30%, 15% and 25%, respectively, of U.S. Wealth Management’s total funds under management. These businesses contributed approximately U.S.$9.5 billion, U.S.$12.2 billion, U.S.$8.5 billion and U.S.$3.1 billion, respectively, to U.S. Wealth Management’s total premiums and deposits.

JH Variable Annuities

The JH Variable Annuities business offers a variety of products that help customers achieve their personal and family financial goals. The range of variable annuity products is designed to assist individuals with their retirement needs. Variable annuity products, sold mainly to middle and upper-income individuals, provide a tax-efficient way to save for retirement, generate retirement income, or preserve wealth. Earnings on these products are subject to taxation only when withdrawn.

Several different base products are offered with varying front end sales loads, surrender charge rates/periods, and up front payment enhancements. All include some type of minimum death benefit guarantee. The vast majority of customers purchasing JH Variable Annuities also purchase a guaranteed minimum withdrawal benefit (“GMWB”) rider which provides the policyholder a minimum floor of guaranteed periodic withdrawals over a specified period or life even if policyholder account values have been depleted.

JH Variable Annuities products are principally distributed by an employed wholesaling group that focuses on non-affiliated advisors in three main channels: wirehouse/regionals, financial planners, and banks. The distribution footprint is solid across each channel, with distribution agreements in place at nearly all major variable annuity sellers. Edward Jones, the major new distribution arrangement in 2008, is maturing into a significant contributor to sales. JH Variable Annuities ranked fourth in sales in the non-proprietary market, based on sales for the year as of September 30, 2008, as reported by the Morningstar Annuity Research Center.

The main priority of JH Variable Annuities in 2009 is to deliver competitive customer product value with design features that reflect the heightened volatility prevalent throughout financial markets. Steep market declines and low interest rates have prompted an ongoing, industry-wide re-pricing of variable annuity living benefits. Prices for living benefit riders increased in late 2008 and will very likely increase again in the near future. Benefit features are also under review and expectations are that a combination of lower guaranteed income payments, lower bonus deferral credits, lower exposure to equity investments and increased exposure to efficiently hedged asset classes will occur throughout 2009. Essentially all new living benefit riders issued in 2009 will be actively managed through our proprietary hedging program.

JH Variable Annuities is committed to providing strong, customer-oriented service in order to further develop the reputation of the business as partner of choice among end-consumers and financial advisors alike. The strategy includes continual review, development and enhancement of key processes and systems capabilities as well as the technical expertise and professionalism of staff. JH Variable Annuities will continue to leverage web-based technology to enhance customer access to information and simplify point of sale and ongoing customer service interactions. In addition, JH Variable Annuities has established, and plans to expand, operational support over four geographic sites in order to more efficiently and better service its customers.

JH Retirement Plan Services

The JH Retirement Plan Services business unit offers small and medium-sized businesses, consisting of companies with five to 500 employees, primarily 401(k) group annuity contracts designed for tax-qualified pension plans. Based on 2008 third quarter LIMRA 401(k) Scorecard survey results, JH Retirement Plan Services continues to be ranked as the top seller of 401(k) plan products in this market, as measured by new sales and new cases. In addition to maintaining leadership in the micro and small plan segments (less than U.S.$3 million in assets), JH Retirement Plan Services is also focused on expanding its strong presence in the mid-sized pension segment (U.S.$3 million to U.S.$25 million in assets).

JH Retirement Plan Services’ 401(k) group annuity product includes investment, communication and record-keeping services with plan administration provided through third party administrators (“TPAs”). Recent product introductions include “JH Signature” and a participant optional rider named Guaranteed Income for Life. JH Signature is an innovative multiple class, flexible pricing compensation structure which allows Plan Sponsors and their Advisors to choose the appropriate class for the plan. The optional Guaranteed Income for Life rider provides a minimum income floor of guaranteed periodic withdrawals for the life of the participant, protecting their retirement income from market downturns. The Guaranteed Income for Life rider is only available on a select list of asset allocation portfolios that diversify participants into both equity and fixed income investments.

Management is committed to delivering quality investment alternatives, participant education and communications, and superior service that is responsive and flexible. Management’s focus on technology and ongoing measurement of quality and satisfaction has resulted in very strong retention and high approval amongst plan sponsor customers. In recognition of its commitment, JH Retirement Plan Services has received Best in Class rankings in many areas according to the 2008 Chatham Partners Plan Sponsor satisfaction benchmark survey, as well as various awards from such prominent organizations as The League of American Communication Professionals, The Insurance & Financial Communicators Association, and Insight Forum.

JH Retirement Plan Services products are marketed by sales account executives mainly to TPAs, broker-dealers and independent financial planners. TPAs are important both as a distribution channel and as a provider of plan administration services to plan sponsors. The business provides support to TPAs in the form of direct data links, training, marketing, educational programs, and access to enhanced e-commerce functionality. JH Retirement Plan Services also has an established advisory council of TPAs that provides feedback on product development and marketing strategies. As part of its commitment to the growing broker-dealer and financial planner channels, JH Retirement Plan Services offers on-line marketing, educational and client/broker-dealer administrative support through its broker website.

JH Mutual Funds

The JH Mutual Funds business provides a broad range of investment products to the retail and institutional markets. Its focus on the non-proprietary market reflects a diverse footprint that covers the design, distribution and servicing of both open-end and closed-end mutual funds and separately managed accounts. The 529 Plan product line helps clients save for post-secondary education.

Management’s strategy for growth in the JH Mutual Fund business line is driven by the development of new products, maintenance and improvement of investment performance in existing products and the expansion of the distribution network. Within the non-proprietary industry, the business competes as a mid-sized mutual fund company, defined as a company ranking 11th through 30th in long-term mutual fund assets under management. Investment management is provided by external sub-advisors and affiliated sub-advisors. Its product portfolio consists of an extensive selection of open-end equity and fixed-income funds, a suite of five Lifestyle and nine Lifecycle asset allocation funds, a number of closed-end funds and separate account strategies.

The JH Mutual Funds business is structured around four business lines covering key components of the asset management industry: Retail, Private Client Group, Investment Only and the 529 Plan market. The Retail product line markets and distributes open-end and closed-end mutual funds through wirehouses, regional brokerage firms, planners, financial institutions and insurance broker-dealers. The Private Client Group offers separately managed accounts to high net-worth individuals through broker-dealers, while the Investment Only business line markets and distributes institutional (open-end) mutual funds to pension consultants, corporate and public pension plans, Union/Taft-Hartley plans, endowments and foundations and alternative distribution organizations. Offered by the Educational Trust of Alaska and administered by T. Rowe Price Group, Inc., 529 Plans offers middle-income and high net-worth clients a multi-managed product platform with various flexible investment options. Prominent fund companies are employed to manage the 529 Plan investment fund portfolios. The 529 Plan business works with its partner, T. Rowe Price, to oversee and evaluate the performance of these investment managers.

A network of wholesalers distributes the Retail, Private Client Group and 529 Plan offerings. These wholesalers meet directly with broker-dealers and financial planners and are supported by an extensive home office-based sales and marketing staff. Investment Only funds are distributed directly to plan sponsors and are marketed to pension consultants nationwide who provide advisory services to plan sponsors. Dedicated client relationship officers who keep clients updated on portfolio performance information support marketing efforts.

JH Fixed Products

JH Fixed Products consists of four separate product lines: payout annuities, fixed deferred annuities, spread-based products and fee-based products.

Payout Annuities

Payout annuities are designed to meet the needs of corporate-sponsored and individual retirement plans and defined benefit pension plan terminations. These single premium annuities shift investment and longevity risk from retirees to the JH Fixed Products business. The two most common types of annuities are the single life annuity, which makes payments for the life of a retired annuitant, and the joint and survivor annuity, which continues to make payments to a spouse after the death of the annuitant. The payout annuity product line also offers structured settlements, which provide a stream of periodic payments to individuals who receive awards or settlements in personal physical injury disputes.

Fixed Deferred Annuities

The Company’s deferred annuity contracts, Guaranteed Principal Annuity Plus (“GPA Plus”) and recently launched John Hancock Spectrum (“JH Spectrum”), are flexible premium contracts offering interest rate guarantee periods ranging from one to seven years from the date of purchase. Each deposit creates a new guarantee period. The interest rate provided in the first year of the initial guarantee period may be supplemented by an interest rate bonus (for GPA Plus) or a premium enhancement (for JH Spectrum), which may increase as cumulative total deposits increase. Subsequent interest rate guarantees are renewed annually and are established at the Company’s sole discretion, subject to lifetime minimum interest guarantees defined in each contract. GPA Plus and JH Spectrum offer the CARESolutions Plus rider, which is designed to protect the client from the high costs of assistance required should the contract owner become unable to perform certain activities of daily living. Each deferred annuity contract may be converted to an immediate annuity at any time, at the contract owner’s option.

Spread-Based Products

Spread-based products are offered opportunistically, when market conditions allow for sale at attractive rates of return on capital. They include SignatureNotes, GICs and funding agreements. SignatureNotes carry the subordinated guarantee of MFC. SignatureNotes are debt securities issued directly by JH Fixed Products to retail investors via a broker-dealer network. These debt securities, available to investors in the United States in U.S.$1,000 increments, were, and may in the future be, offered weekly under a U.S. shelf registration prospectus with varying terms and maturity dates, as permitted in the prospectus. In June 2007, JH Fixed Products suspended sales of SignatureNotes until market conditions change and more attractive rates of return may be realized. GICs and funding agreements not guaranteed by MFC, are privately offered to corporate sponsored pension plans and other large institutions, and their terms and conditions vary with the requirements of the buyer.

Fee-Based Products

Fee-based products generally pass investment results through to the contract holder with no, or minimal, guarantees. Fee-based products include the following:

1.	Participating General Account Fund-Type Products and Annuity Contracts. These products are funding vehicles for pension plans that pass investment results through to the contract holder, after risk and profit charges. Annuity guarantees for these products are supported by asset adequacy requirements under which assets must be maintained at levels at least 5% above the annuity reserve. If the level of assets held under the contract falls below this threshold, the Company may liquidate assets equal to the annuity reserve and apply the assets to purchase a fully guaranteed annuity. The Company no longer actively markets these products, but does receive renewal deposits into existing contracts.

2.

Structured Separate Accounts. These products pass the investment results of a separate account through to the contract holder and contain only minimal guarantees. Contract holders may select from among several investment styles offered by various investment managers. The structured separate account business leverages the strong marketing relationships developed with general account GIC customers. These contracts, like the general account GICs, are primarily marketed to sponsors of tax-qualified retirement plans such as 401(k) plans.

3.	Participating Separate Account Annuities. These products are funding vehicles for pension plans that offer an insured pension-funding program in conjunction with a broad range of investment options including both equity and fixed-income. The risk associated with providing these annuities is mitigated by excess collateral maintenance requirements, which vary depending on the investment option selected. If the collateral falls below the maintenance requirements, the Company may liquidate assets equal to the annuity reserve and apply the assets to purchase a fully guaranteed annuity.

4.	Separate Investment Accounts (Third Party Investment Management segment within the Investment Division). These are non-guaranteed group annuity contracts under which assets are held in a separate account. The business typically employs affiliated investment advisors to manage these assets. It may also employ non-affiliated investment managers if the customer so requires. Because these products do not provide guarantees, most new sales of separate investment accounts are reported in the Company’s Investment Division. Existing agreements, however, continue to be reported in and serviced by JH Fixed Products for customer relationship reasons.

JH Fixed Products distributes its products through a variety of channels. Single premium annuities are sold through pension consultants who represent corporate retirement plan sponsors or through brokers who receive a commission for sale of the Company’s products. Structured settlement annuities are offered through brokers specializing in dispute resolution. Deferred annuities are sold through an employed wholesaling group, similar to variable annuities. SignatureNotes are sold through a non-affiliated broker-dealer. Other spread-based and fee-based products are usually sold directly to institutional clients through home-office based sales personnel, although independent brokers are employed in some cases.

Management believes that a combination of competitive rate offerings, attractive product features and expanded distribution are key to the Company’s future. Management’s strategy is to continue leveraging existing distribution outlets for fixed products, while seeking out specific market sectors that are capable of delivering suitable rates of return on capital.

Investment Platforms

U.S. Division offers products that provide customers with fixed and variable rate investments. Fixed rate products, offered by JH Retirement Plan Services, JH Life and JH Fixed Products, provide customers with a guaranteed investment return backed by the claims paying rating of John Hancock Life, John Hancock USA and John Hancock New York, as appropriate. Variable rate products enable clients to participate in the financial markets, through both segregated and mutual fund investment vehicles. The segregated account products primarily invest in the John Hancock Trust (“JHT”) and John Hancock Funds II (“JHF II”) platforms and the mutual fund products are offered through the John Hancock Funds (“JHF”) and John Hancock Funds III (“JHF III”) platforms. In addition, U.S. Division maintains certain segregated accounts offered by JH Fixed Products.

The JHT and JHF II Platforms

All variable annuity and variable life products and certain JH Retirement Plan Services products invest in the JHT and JHF II investment platforms. JHT and JHF II are mutual fund complexes registered under the U.S. Investment Company Act of 1940 (“Investment Company Act”).

Management believes that clients consider investment performance a key criterion in selecting a segregated fund. The division’s investment platforms provide a broad spectrum of diversified domestic and international equity funds, domestic and global fixed income funds and specialty funds that are managed by a distinctive selection of leading investment companies. In order to ensure that the platforms remain comprehensive and competitive, the division, in conjunction with a majority independent Board of Trustees, continually reviews and adjusts the investment offerings. These experts actively “manage the managers” in an institutional fashion across a wide spectrum of investment and risk criteria. This includes monitoring performance, evaluating the managers’ investment processes, reviewing organizational changes and assessing risk controls.

For those customers who want a simplified approach to investing, the division also provides Lifestyle and Lifecycle Portfolios, which are pre-packaged, diversified funds-of-funds. The Lifestyle Portfolios are target-risk funds that are designed to match the needs and risk tolerance of a wide range of customers, from conservative to aggressive. The Lifecycle Portfolios are target-date funds that are designed to automatically adjust to more conservative investments as a customer’s expected retirement date approaches. The Lifestyle and Lifecycle Portfolios are both constructed using a multi-step process that draws on the expertise of asset allocation professionals. The Lifestyle Portfolios are offered in JHT and JHF II, and the Lifecycle Portfolios are offered in JHF II.

In addition to the JHT and JHF II platforms, JH Retirement Plan Services also offers a retail investment platform. The retail fund platform is subject to the same rigorous selection and review process as the JHT and JHF II investment platforms and enables 401(k) pension plan sponsors the option of selecting a retail mutual fund managed directly by an adviser.

The JHF and JHF III Platforms

JH Mutual Funds offers products through the mutual fund platforms known as JHF and JHF III. These platforms provide clients with domestic and international equity funds, taxable and tax-exempt fixed income funds, and specialty funds managed by both affiliated and unaffiliated investment managers. The JHF and JHF III platforms include open-end funds, closed-end funds and separately managed accounts. They are subject to the same rigorous selection and review process as the JHT and JHF II platforms. JH Mutual Funds also offers JHF II retail Lifestyle and Lifecycle funds described above.

The JH Mutual Fund business also offers the John Hancock Freedom 529 Plan. This is a tax-advantaged College Savings Plan and offers many of the same funds that are available in the JHT and JHF II platforms. The John Hancock Freedom 529 Plan is subject to the same selection and review process as the JHT and JHF II platforms.

Other Investment Platforms

The JH Long Term Care business of U.S. Insurance has set up a single-customer separate account for the Federal Program. This segregated fund allows the business to tailor the investment strategy specifically to the needs of the Federal Program. This platform is not available to other customers.

JH Fixed Products’ institutional fee-based products offer clients a number of investment options that generally pass the investment results of invested assets through to the contract holder with no, or minimal, guarantees. Certain of these products offer equity or fixed income investment classes through separate accounts.

Competition

Each of the markets in which U.S. Division operates is highly competitive.

Competitors in the U.S. life and long-term care insurance markets vary across product lines, but are primarily other large insurance companies that distribute through similar channels. Competitive advantage is based on the ability to develop flexible product features to meet individual customer needs, and to develop and service a variety of distribution channels. U.S. Insurance’s competitive strengths include product innovation, underwriting expertise, access to multiple distribution channels, and high quality customer service. Its competitive position is also enhanced by its scale as a sales leader in both the life and long-term care insurance markets and the strength of the John Hancock brand.

U.S. Wealth Management’s competitive strengths include product innovation, multiple distribution channels, high quality customer service and wholesaling excellence. The JH Variable Annuities business environment is characterized by strong competition from both insurance and mutual fund companies, on aspects such as fund performance, investment/interest rates, product offerings, customer service, and financial strength. Competitors for JH Retirement Plan Services are insurance companies, payroll organizations, and mutual fund firms that compete on price, investment options/performance, service quality and the ability to add value for customers. Competition for the JH Mutual Funds business includes mutual fund and insurance companies that compete based on fund performance and distribution capability. JH Fixed Products operates in a variety of institutional and retail markets. Fixed deferred annuities face strong competition from insurance companies and bank-issued certificates of deposit on aspects such as interest rates, product offerings, customer service and financial strength. In the institutional market for payout annuities, fee-based and spread-based fixed products, although a large number of companies offer these products, the market is concentrated because it demands issuers of high financial quality and competition has become restricted to insurance companies with superior financial ratings. Management believes that it will be able to compete successfully in chosen markets as a result of the John Hancock brand name, investment management expertise, national distribution, flexible product design and competitive pricing.

In addition, the Company’s financial strength and credit ratings further enhance the competitive position of its various product lines.

CANADIAN DIVISION

Canadian Division is one of the leading Canadian life insurance-based financial services organizations and offers a diverse portfolio of products, services and distribution channels to meet the needs of a broad marketplace. Its individual insurance products include life and living benefits aimed at middle and upper-income individuals and business owners. Insurance products are also directly marketed to members of associations and to the customers of financial institutions. Individual wealth management product offerings include variable and fixed annuities, mutual funds and a suite of savings and loan banking products. Group life and health insurance and retirement products and services are marketed to Canadian employers.

Canadian Division is comprised of three main businesses: Individual Insurance, Individual Wealth Management and Group Businesses, which in 2008 accounted for 15%, 35% and 50%, respectively, of Canadian Division’s premiums and deposits.

Individual Insurance

Individual Insurance offers a range of insurance solutions including universal life, term life, whole life and living benefits products. Individual Insurance focuses on offering a combination of superior products, the best professional advice and quality customer service to increase market share in the middle and upper-income individual, family and business-owner markets. Individual Insurance encompasses the Individual Insurance Centre and Affinity Markets.

Individual Insurance Centre

The Company’s strategy to offer a wide range of products tailored to specific markets has helped it consistently rank among the top three insurance companies in Canada in each of the past five years as measured by new premiums on life insurance policies sold in Canada, according to data published by LIMRA. Independent advisors, paid by commission are the primary method of distribution, selling both the Company’s products and products of other life insurance companies. Over 6,000 independent advisors, 24,700 general agency brokers and more than 16,800 stockbrokers are licensed to sell Manulife Financial’s individual insurance products. A network of regional offices provides product, marketing and sales support, tax and estate planning expertise and financial planning tools to support advisors across Canada.

In addition to strong market share positions across all major individual life insurance product lines, the Company has one of the most comprehensive living benefit product portfolios in the market. Products offered include critical illness, long-term care and disability products providing a suite of industry-leading living benefit options for a growing market. Management’s strategy for Individual Insurance is to continue to differentiate itself from its competition by providing superior products, after-sales service tools and programs and the best value-added advice to advisors.

Affinity Markets

The Company is a leading provider of life, living benefits, health and travel insurance to affinity organizations in Canada. These products are marketed to members of professional, alumni and retiree associations, financial and retail institutions and direct-to-consumers. Affinity Markets currently insures approximately 700,000 customers. For affinity groups, customers are accessed through the endorsement of the sponsoring organization and are marketed through direct mail, response advertising and the internet. For the direct-to-consumer business, customers are accessed through direct mail, television advertising, response advertising, the internet and through brokers.

Management’s strategy for Affinity Markets is to maintain and enhance its strong market position by expertly servicing and cross selling to its block of long standing in-force clients and expanding its specialized products and distribution channels to build on the positive results to date, while continually testing the market with innovative product and marketing ideas.

Individual Wealth Management

Individual Wealth Management’s (“IWM”) savings and retirement products and services include annuities and mutual funds, as well as bank deposit and lending solutions through Manulife Bank of Canada (“Manulife Bank”).

The target market for IWM is middle and upper-income individuals in the pre-retirement and retirement years. In 2008, the Company continued to rank as the number one provider of individual fixed and immediate annuities in Canada as measured by total assets, and maintained the number one position in segregated fund sales, according to a survey of major insurance companies published by LIMRA.

Under the Manulife Investments brand, IWM offers annuities and mutual funds. Annuities include fixed-rate products and variable products, which provide investments in segregated funds. Immediate annuities and registered retirement income funds (“RRIF’s”), are designed to provide individuals with a regular retirement income stream from the funds that they have deposited or that have been deposited on their behalf. The Company’s segregated fund offerings allow investors to build customized portfolios to meet personal needs and financial goals through a series of flexible options such as maturity and death benefit guarantees, death benefit options, an investment line-up that includes 129 funds and the ability to hold a combination of fixed and segregated fund assets within the same contract. Manulife Investments also offers a family of 64 Manulife Financial mutual funds, with assets under management of $8.4 billion as at December 31, 2008, as reported by The Investment Funds Institute of Canada (“IFIC”).

Annuity products are distributed through independent advisors, advisors in general agencies and licensed representatives in stock brokerage firms; mutual funds are sold through advisors regulated by the Mutual Fund

Dealers Association (“MFDA”). The Company had relationships with 6,000 independent advisors, 24,700 general agency brokers and more than 16,800 stockbrokers with investment dealer firms as at December 31, 2008. During 2008, IWM completed the integration of Manulife Securities International Limited and Berkshire Securities, which had been purchased in 2007, into a single operating platform, servicing both full service securities advisors as well as mutual fund-only advisors. Branded as Manulife Securities, the dealership operations support more than 1,400 independent advisors regulated by either the MFDA or the Investment Industry Regulatory Organization of Canada (“IIROC”) across 724 locations.

Banking products and services are offered through Manulife Bank which, according to information released by OSFI, is Canada’s eighth largest domestic bank based on assets, with over $12 billion in assets. Manulife Bank is a leader in banking solutions offered exclusively through financial advisors, including savings and chequing accounts, GICs, consumer loans, leverage loans, mortgages and other specialized loan programs. The Manulife One account enables customers to consolidate their personal finances into one home equity line of credit that includes chequing and borrowing accounts, giving them the potential to pay down their debts more quickly. Manulife Bank’s distribution network consists of a team of highly trained banking consultants who support advisors in providing customers with access to cash flow as part of a comprehensive financial planning strategy.

Group Businesses

The Group Businesses, comprised of Group Benefits and Group Savings and Retirement Solutions (“Group Savings”), offer a wide range of health, life and retirement products to Canadian businesses.

Group Benefits

Group Benefits offers a range of group life and health insurance products and services to more than 16,000 Canadian businesses of all sizes. Group Benefits helps protect the health and well-being of more than eight million Canadians, offering traditional and flexible benefit programs that include features such as absence management solutions, short and long-term disability protection, critical illness, dental coverage, supplementary health and hospital coverage, drug plan coverage and accidental death and dismemberment protection. Based on data published in the 2007 Fraser Group Universe Report, Group Benefits was the third largest provider of group benefits in Canada with 21.5% of the market share, less than 1% behind the market leader. In 2008, premiums and deposits generated by Group Benefits exceeded $5.9 billion and Manulife Financial placed second in sales market share according to data published by LIMRA.

Marketing, product and distribution are focused on four market segments: large, medium-sized and small businesses and trusteed plans. Group Benefits’ products are distributed through a number of distribution channels, including a national network of regional offices that serves major centres across Canada providing local service to clients. Effective client relationship management is key to building customer satisfaction and loyalty, and the distribution model for Group Benefits is aligned to meet this objective. Account executives work with a network of consultants, brokers and advisors who have been contracted by client companies to analyze and recommend an appropriate carrier. Client managers, supported by service representatives in each regional office, facilitate the implementation of new business and are responsible for ongoing relationship management. Group Benefits’ strategies to further grow market share include targeting the small and medium-sized market segments; developing regions with lower market share; product innovation; and cross selling with Group Savings and other Canadian Division businesses. In 2008, Group Benefits signed an agreement with Investors Group Insurance Services Inc. giving their sales force of more than 4,200 advisors access to sell Manulife Financial’s group products for small to medium-sized businesses effective November 1, 2008, expanding and diversifying the business’ market presence across Canada.

Group Benefits focuses on delivering benefit solutions to meet the needs of its customers. For many employers, this means balancing the need to manage benefit costs with the objective of providing their employees with highly valued benefits plans. This is achieved by providing flexible, customized solutions that address employer concerns while improving the health and productivity of employees. Group Benefits launched on-line claims submission capabilities in 2008, an innovative offering in the group insurance industry. This feature allows plan members to electronically submit health and dental claims from a broad range of service providers over the internet.

Group Savings and Retirement Solutions

Group Savings offers a broad variety of flexible retirement savings products for Canadian employers and organizations, including defined contribution pension plans, deferred profit sharing plans, non-registered savings plans, employee share ownership plans, and investment-only services for defined benefit plans. Group Savings provides a comprehensive range of services to support these offerings, including a well-diversified choice of investment managers and funds that includes multi-manager mandates; an array of reports and automated tools targeted at helping plan sponsors manage their programs easily while fulfilling governance requirements; and robust education, information and reporting tools for individual members. In 2008, Group Savings generated more than $2 billion of premiums and deposits from activity across the small, mid-sized, large and jumbo case markets.

Group Savings works with a network of market sources – typically brokers and consultants – to meet the needs of clients across the marketplace. Brokers concentrate on small and mid-sized enterprises, but occasionally present to larger customers, while consultants focus on large and jumbo client companies almost exclusively.

For brokers, the combination of a diverse fund line-up along with internet resources and strong governance support makes Group Savings a competitive presence in a growing market. Strong support and education helps position advisors to address customers’ needs effectively. Information delivered to these advisors through the broker website facilitates smooth management of their overall business portfolio. For consultants, flexible plan design, supported by a growing number of automated services and a proven implementation approach with custom education programs, distinguishes Group Savings from its competitors.

Retirement savings are a key focus for employers, legislators and individuals and with the changing demographics of the Canadian marketplace and the aging of the baby boomer generation, retiring plan members are also an increasingly attractive target market. The business is focused on the development and enhancement of products to support the accumulation of retirement assets, and then using those assets to provide income in retirement.

Competition

The Canadian life and health insurance industry is dominated by the larger insurance companies. Smaller competitors and niche players keep pressure on prices in the more commodity-like products as they attempt to gain market share. Some of the products offered by Canadian Division, such as variable annuities, contain an investment component that places them in competition with the products offered not only by other life insurance companies but also by banks, mutual fund companies and investment dealers. The wealth market continues to be dominated by larger companies, with nearly 75% of the mutual fund market controlled by the top ten companies, according to information released by IFIC. Similarly, the top five companies in the segregated fund market control over 80% of assets, according to information released by LIMRA.

Individual Insurance’s primary competitors include Canadian insurance companies and branches of non-Canadian insurance companies, with growing competition from banks. In the group benefits’ marketplace, the major competitors are large insurance companies. Regional carriers are also extremely competitive in some parts of the country, and small carriers that specialize in a particular niche product or segment have also become an increasingly competitive element of the marketplace. Key competitors for wealth management products and services include other Canadian insurance companies, as well as mutual fund companies and banks.

The Company continues to focus on working collaboratively across the business units to leverage its large customer base, strong advisor/broker relationships, and diverse insurance, wealth management and banking product offerings to respond to the developing needs of the Canadian market. Effectively managing product risks and returns continues to be a key priority, with increased focus on investment-related risks during the prevailing economic downturn. While it is expected that the current economic environment will impact growth rates in the short-term, management believes Canadian Division will maintain a leadership position in the marketplace by continuing to focus on its core strengths of independent multi-channel distribution, product innovation and service excellence to meet the needs of its customers, while leveraging the strength of the Manulife brand and the Company’s financial ratings.

ASIA AND JAPAN DIVISION

Manulife Financial has operated in Asia since 1897, beginning in Hong Kong and the Philippines, and expanding into Singapore, Indonesia, Taiwan, Macau, China, Japan, Vietnam, Malaysia and Thailand. The division provides protection and wealth management products throughout the region. Protection products include life insurance, group life and health insurance and hospital coverage. Wealth management products include mutual funds, pensions, variable annuities and segregated funds.

The Company operates through subsidiaries in the Philippines, Singapore, Indonesia, Japan, Vietnam and Thailand and through branches of a subsidiary in Hong Kong, Macau and Taiwan. Since the Macau operations are managed in Hong Kong, they are reported as part of the Hong Kong operations. In China, the Company operates through a joint venture. In Malaysia, the Company operates through a publicly traded corporation which is 46% owned by the Company.

An exclusive agency force, consisting of approximately 33,000 agents, serves over five million customers.

Hong Kong

In Hong Kong, the division markets individual life and health insurance, group life and health insurance, group pension products and wealth management products, as well as Company-sponsored mutual funds.

Individual Operations

Hong Kong’s Individual Insurance line provides a full range of life insurance products primarily denominated in both

Hong Kong and U.S. dollars, including whole life, universal variable life, term life, endowment, critical illness and medical insurance. Products are sold primarily in the middle and upper-income markets, with the goal of broadening this target segment to increase market share in the high income group by offering products with greater benefit features. Based on new annualized premiums during 2008, the Company was the seventh largest provider of individual life and health insurance products in Hong Kong as at September 30, 2008, according to the Hong Kong Office of the Commissioner of Insurance.

Insurance products are primarily marketed through agents who sell the Company’s products exclusively. These agents develop and manage a client base with the objective of creating long-term relationships with customers. As at December 31, 2008, the Company had approximately 3,700 agents in Hong Kong. In this market, an exclusive agency force continues to be the primary distribution channel for the Company to serve its target markets. However, in response to increasing competition, management intends to continue to expand its distribution through other channels such as brokers and bank retail outlets, as it did by entering into distribution relationships with Citi Ka Wah Bank and United Overseas Bank in 2005 and 2008, respectively, to sell its life insurance products.

Group Operations

Hong Kong’s Group Operations provide life and health insurance and pension products, mainly to small and medium-sized businesses. Group insurance products include group term life insurance, major medical and outpatient plans, disability income plans and defined contribution pension plans. Group products are distributed through the Company’s exclusive agents as well as through brokers.

Hong Kong’s Group Pension business launched the Mandatory Provident Fund (“MPF”) business line in 2000 and the Company continued to expand its MPF customer base, at both group (in terms of employer case) and individual (preserved accounts) levels. With strong asset growth of 167% over the past five years (2003 to 2008), the Company maintained its position as the second largest MPF service provider in the market (as measured by assets under management). The Group Pension business is built primarily on service rendered by the tied agency force and fund spectrum built on a multi-manager platform. The Group Pension business’ comprehensive E-admin service suite has also contributed to its strong market position amongst small to medium-size employers; while its focused marketing to individual MPF accounts continues to attract substantial net cash flow.

Wealth Management Operations

Hong Kong sells three types of Wealth Management products, namely investment-linked insurance plans, mutual funds and began selling variable annuities in 2007. Overall sales of Wealth Management products (mainly investment-linked insurance plans) were down significantly in 2008 after record sales in 2007. The spreading impact of the subprime crisis and credit crunch and prolonged volatility in investment markets led to lower risk appetite among individual investors and overseas institutions. Sales growth is expected to be challenging until some stability returns to financial markets. Management will focus on taking advantage of recently expanded distribution opportunities and marketing initiatives and product development will focus on preparing for a market upturn.

Japan

While Japan is a large and wealthy market, there are a significant number of major international and domestic companies competing to provide insurance products to a market that is declining in size, aging rapidly, and is already saturated. In the face of these challenges, the Company’s strategy is to diversify its portfolio of innovative products, and rapidly grow the number of distributors and distribution channels through which it operates. In 2008, the Company enjoyed considerable success in executing its strategy, and improving its market position.

The Company successfully launched a Whole Life Cancer product and a new Increasing Term product through its Managing General Agent (“MGA”) channel that specializes in the corporate market. The MGA channel, which was launched in 2007, achieved 12.6 billion yen in sales by bringing to market competitive products and services, while expanding the number of large agencies through which it does business. Sales from this channel accounted for 53% of Manulife Japan’s total insurance sales in 2008.

The Company’s captive agency, Plan Right Advisor (“PA”) channel continued to broaden its product line, leveraging the corporate products developed for the MGA channel. While the number of agents in the channel remained fairly stable in 2008 (3,701 as at December 31, 2008) product line expansion contributed to a 9% increase in sales over 2007. Going forward, the Company’s emphasis will be to continue this trend, with new product introductions and increased training contributing to increased agent productivity and improved business persistency.

In spite of difficult market conditions, the bank and securities distribution channel successfully diversified its distributor base and product offerings. As part of the deregulation of insurance sales through banks, the Company launched a single premium investment linked Long Term Care product through selected banks in early 2008. The Company also expanded the distribution of variable annuity products to more regional banks while maintaining its strategic alliance with Mitsubishi UFJ Financial Group (MUFG). As of the end of 2008, the Company had expanded its distribution network in Japan to include 40 agreements with banks and securities brokers.

Seeking further diversification and additional products to attract investment customers in Japan, the Company launched a new subsidiary, Manulife Investments Japan, to sell mutual funds starting in October 2008. Management anticipates that in the long term, this product line will become a significant contributor to the Company’s Japan operations.

Funds under management increased by U.S.$2.7 billion to U.S.$18.2 billion as at December 31, 2008, from U.S.$15.5 billion as at December 31, 2007. Positive net policyholder cash flows from sales of variable annuity and universal life insurance products were partially offset by the negative impact of the decline in equity markets coupled with maturities and lapses on the block of policies acquired from Daihyaku Mutual Life Insurance Company in 2001.

Other Markets

In the Philippines, Singapore, Indonesia, Taiwan, China, Vietnam, Malaysia and Thailand (“Other Asia Territories”), the Company distributes a range of individual life and health insurance and wealth management products to the middle and upper-income markets. Group life and health insurance, variable annuity and pension products are also sold in some territories. Universal variable life insurance is sold in most markets while mutual funds are sold in Indonesia, Thailand, Vietnam and Taiwan. Products are primarily marketed through exclusive agents. However, bank distribution represents a material portion of sales in Indonesia, Singapore, Malaysia and the Philippines.

Other Asia Territories’ operations are becoming increasingly important contributors to the Company’s overall results, a trend that management expects to continue. Compared to a year ago, Other Asia Territories grew 12% in insurance sales, where Singapore, China and Indonesia were the largest contributors with year-over-year growth of 75% (2007: 11%), 27% (2007: 31%) and 14% (2007: 20%) respectively. Strong insurance sales growth was mainly driven by the strong agency and bancassurance sales and new product launches in Indonesia and Singapore and the expansion of sales office in China.

Impacted by the volatile financial markets, wealth management sales from Other Asia Territories experienced a 47% decline from a year earlier, where Indonesia’s mutual fund sales, Singapore’s single premium unit-linked and variable annuity sales and Thailand’s mutual fund sales were the most affected. In Singapore, single premium unit-linked sales were further negatively impacted by a local regulatory change in April 2008. Despite these challenges, the Company continues to position the wealth management business to take advantage of a future market turnaround. In 2008, the Company expanded its network of asset management companies across Asia with the establishment of a new asset management company in Malaysia and the acquisition of an established asset management company in Taiwan.

The Company continues to pursue its goal of increasing the number and productivity of its agents. Agent count increased by 24% from 21,201 as at December 31, 2007 to 26,190 as at December 31, 2008. Consistent with the Company’s multi-channel distribution strategy, the Company continues to diversify and seek new alternative distribution opportunities that offer significant opportunities for growth. Across the region, the Company is strengthening its existing relationships with its key distribution partners and continues to explore new possibilities. In the Philippines, the Company is building on its joint venture and strategic alliance with China Bank. In Indonesia, the Company started selling regular premium agency products through banks which is yielding increased business volumes and has introduced telemarketing sales in Vietnam.

Other Asia Territories together contributed approximately 18% (2007: 18%) of total funds under management and 21% (2007: 26%) of premiums and deposits for the division, where Singapore, Indonesia and Taiwan are the largest contributors.

In China, Manulife-Sinochem Life Insurance Co. Ltd. (“MSL”) operated in a total of 34 cities at the end of 2008, the most of any foreign life insurance company in China and has received approval to open an additional branch office in Chongqing. It markets whole life insurance, term and endowment insurance, annuities, accident and health insurance in Shanghai, Beijing and other provinces such as Guangdong, Zhejiang, Jiangsu, Sichuan, Shandong and Fujian, with over 900 staff and 10,000 agents serving more than 432,000 customers. With a growing economy and a low penetration rate for insurance products, management believes that the Chinese market offers significant long-term potential.

Management believes that its businesses in these Asian markets will contribute to the Company through future growth prospects given the growing middle class, rapid economic growth over recent years, high savings ratio and the relatively under-penetrated state of the insurance markets and increasing savings and wealth management opportunities. Management believes that its strategy of being an early entrant in Asian markets, together with distribution through an exclusive agency force, will support the Company’s anticipated growth in each territory.

Competition

The life insurance market in Hong Kong is highly competitive. Major competitors include both insurance companies and large banks. This is also the case in the Hong Kong group pension market. In China, competition is mainly from large domestic insurers. In Japan and other Asian markets, Manulife Financial competes with both large domestic insurers and other foreign insurance companies. In recent years, some small foreign operations in Asia exited the market, resulting in opportunities for the Company to expand its business in various territories through acquisitions. This trend may continue and the Company will continue to look for these opportunities. In Asia, competition is based on distribution capacity and customer service. Management believes that its large exclusive agency force, its customer focus and its long-term presence in Asia are competitive advantages.

REINSURANCE DIVISION

Established in 1984, Reinsurance Division has grown to be one of North America’s leading providers of risk management solutions, specializing in retrocession. In simple terms, reinsurance is the transfer of some or all of the risks related to policies issued by an insurance company to a reinsurer. Retrocession is reinsurance whereby a reinsurer assumes risk from other reinsurers.

Through offices in Canada, the United States, Belgium, Barbados, Germany, Singapore and Japan, Reinsurance Division provides customer-focused solutions in the following business lines:

•	Life - offering retrocession of traditional life mortality risk and specialized non-traditional solutions;

•	Property and Casualty - offering retrocession of traditional property catastrophe and aviation catastrophe risks for Property and Casualty reinsurers; and

•	International Group Program (“IGP”) - offering international group employee benefits management to multinational corporations and their affiliates through a global network of life insurance companies.

Reinsurance Division continues to pursue opportunities to expand relationships both with key business partners and promising sources of new business. Reinsurance Division’s key priority is risk management, with emphasis on sound pricing of profitable new business and effective performance monitoring and management of in-force business. Reinsurance Division continues to leverage its technical expertise in providing innovative solutions to meet customer needs.

Life

The Life reinsurance business line markets directly to leading life reinsurance companies, primarily in North America and Europe, leveraging long standing relationships with many of these companies.

The continued contraction of the life retrocession market due to pricing pressures and increases in insurer/reinsurer retention is expected to negatively impact the Life business line’s new business volumes in the future. Conversely, it is expected that insurers and reinsurers will be negatively impacted by turbulent financial markets and prompted to seek solutions to their capital concerns. The Company’s life retrocession market leadership position along with its capital strength mean the Life business line is well positioned to respond to client needs and provide mutually attractive solutions on in-force and excess-of-retention opportunities. Further, the Company will continue to work with clients in developing customized non-traditional reinsurance solutions meeting their risk and capital management requirements.

Property and Casualty

The Property and Casualty reinsurance business line has established itself as a leader in providing traditional retrocession coverages to a very select clientele in the property and aviation reinsurance markets.

The property and casualty catastrophe retrocession market began to stabilize in the fall of 2008 with some hardening of rates. The Property and Casualty business line successfully filled its capacity limits in 2008 and has taken advantage of current market conditions to improve the quality of its portfolio for 2009. With excellent, long-standing client relationships and the Company’s financial strength, Property and Casualty business line is well positioned to continue to find and act on profitable market opportunities.

International Group Program

The Company reinsures a portion of the group insurance contracts issued to subsidiaries and affiliates of multinational organizations by IGP’s global network of life insurance companies. IGP pools the profit and loss experience of these contracts for its multinational clients. Management expects IGP to maintain its leading position in the North American market while growing in Europe and Asia.

Competition

Only a few well-capitalized insurance companies specialize in life retrocession, non-traditional life retrocession or the property and casualty retrocession solutions written by Reinsurance Division. Reinsurance Division is a niche competitor in these markets. IGP’s main competitors are three other large multinational benefit networks.

INVESTMENT DIVISION

The Company’s Investment Division, operating as MFC Global, manages assets for the Company’s general fund and for third party retail and institutional clients through a variety of products and distribution channels. MFC Global manages a broad range of investments including equities, government and corporate bonds, private placements, real estate, mortgages, oil and gas, timber and agricultural land. MFC Global has a physical presence in key financial centres around the world, including the United States, Canada, Hong Kong, Japan, the United Kingdom, Australia, and throughout South-east Asia.

General Fund Assets

MFC Global manages the Company’s general fund assets with an emphasis on high credit quality and diversification across asset classes and individual investment risks. The general fund assets of the Company are invested primarily in investment grade bonds, private placements and commercial mortgages. The following table summarizes the Company’s consolidated general fund invested assets by asset category.

Consolidated General Fund Invested Assets

	December 31, 2008		December 31, 2007
($ millions)	Carrying Value	% of Total	Carrying Value	% of Total
Cash and short term investments	17,269	9	12,354	8
Bonds	83,148	44	72,831	45
Stocks	8,354	4	11,134	7
Mortgages
Commercial (1)	22,134	12	19,213	12
Residential	6,427	4	4,712	3
Agricultural	2,402	1	2,136	1
Private Placements	25,705	14	21,591	13
Policy Loans	7,533	4	5,823	4
Bank Loans	2,384	1	2,182	1
Real Estate	7,274	4	5,727	4
Other investments	4,871	3	3,597	2

Total invested assets (2)	187,501	100.0	161,300	100.0

(1)	Includes multi-unit residential.
(2)	For additional information on invested assets, see Note 4(a) to MFC’s Audited Annual Financial Statements for the year ended December 31, 2008 filed on SEDAR.

The consolidated general fund invested assets were denominated 64% in U.S. dollars, 28% in Canadian dollars, 3% in Japanese yen and 5% in other currencies as at December 31, 2008. The Company has various policies and procedures, each subject to periodic review and approval by the Board of Directors, designed to measure and control risk in the management of the Company’s general fund assets. These include policies and procedures relating to asset liability mismatch, the use of derivatives as well as market, liquidity, currency and credit risks. These policies and procedures are also designed to ensure compliance with the various Canadian and U.S. regulatory requirements to which the Company is subject.

Bonds and Private Placements

As at December 31, 2008, the Company held $83.1 billion of bonds and $25.7 billion of private placements, representing in total 58% of the carrying value of consolidated general fund invested assets, with 71% of the bond and private placement portfolios rated “A” or higher and 95% rated “BBB” (investment grade) or higher. Investment grade bonds and private placements include the securities of approximately 3,000 different issuers, with no corporate issuer representing more than 0.8% of such holdings. Below investment grade bonds and private placements include the securities of more than 300 different issuers, with no issuer representing more than 5% of such holdings. Net impaired bonds and private placements had a carrying value of $282 million. The following table summarizes the Company’s bond and private placement portfolio credit quality.

Bond and Private Placement Portfolio Credit Quality

($ millions) NAIC Designation (1)	Rating Agency Designation (2)	December 31, 2008		December 31, 2007
		Carrying Value	% of Total	Carrying Value	% of Total
1	AAA	21,880	20.1	20,536	21.8
1	AA	21,897	20.1	20,690	21.9
1	A	33,167	30.5	27,128	28.8
2	BBB	26,195	24.1	21,882	23.1
3 & below	BB & lower and unrated	5,714	5.2	4,186	4.4

Total		108,853	100.0	94,422	100.0

(1)	NAIC designations are assigned no less frequently than annually.
(2)

Sources: S&P; Moody’s; DBRS; Fitch; Rating & Investment Information, Inc.; Japan Credit Rating Agency, Ltd. and internal ratings. Rating designation includes all gradations within the relevant category.

Of the bond and private placement portfolio, 27% was invested in government-related securities as at December 31, 2008. The remainder was primarily composed of corporate bonds. As at December 31, 2008, the bond and private placement portfolio was 68% denominated in U.S. dollars, 21% in Canadian dollars, 4% in Japanese yen and 7% in other currencies.

The Company invests in private placements because of the generally higher yield, more restrictive financial and business covenants and stronger prepayment protection available on such investments compared to similarly rated public bonds. To the extent that its private placement holdings are not rated by nationally-recognized rating agencies, the Company assigns a rating for internal monitoring purposes using methodologies that management believes generally track methodologies employed by these rating agencies. The following table summarizes the scheduled maturities of the Company’s bond and private placement portfolio.

Bond and Private Placement Portfolio Scheduled Maturities

	December 31, 2008		December 31, 2007
($ millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Due in one year or less	5,254	5,240	4,483	4,482
Due after one year through five years	25,026	24,759	20,163	20,156
Due after five years through ten years	26,939	26,378	22,609	22,598
Due after ten years	51,634	51,041	47,167	47,168

Total	108,853	107,418	94,422	94,404

Mortgages

As at December 31, 2008, mortgage investments represented 17% of general fund invested assets. The mortgage portfolio is diversified by location, property type and mortgagor. First mortgages represented 99% of total mortgages. All mortgages are secured by real properties with 51% located in Canada and 49% located in the United States. Commercial mortgages constituted 71% of total mortgages. The Company has an insignificant amount of development lending within the commercial mortgage portfolio. The following table summarizes the Company’s mortgage portfolio by property type.

Mortgage Portfolio - Property Type

	December 31, 2008		December 31, 2007
($ millions)	Carrying Value	% of Total	Carrying Value	% of Total
Consolidated Company
Multi-unit residential (1)	4,436	14	4,126	16
Retail	6,343	20	5,586	22
Office	5,030	16	3,883	15
Industrial	3,646	12	3,225	12
Other Commercial	2,679	9	2,393	9
Other Residential	6,427	21	4,712	18
Agricultural	2,402	8	2,136	8

Total	30,963	100	26,061	100

Canada
Multi-unit residential (1)	2,323	8	2,484	10
Retail	2,261	7	2,377	10
Office	1,472	5	1,486	6
Industrial	1,543	5	1,692	6
Other Commercial	1,721	5	1,504	5
Other Residential	6,426	21	4,710	18
Agricultural	109	—	99	—

Total	15,855	51	14,352	55

United States
Multi-unit residential (1)	2,108	6	1,639	6
Retail	4,003	13	3,142	12
Office	3,558	11	2,397	9
Industrial	2,103	7	1,533	6
Other Commercial	958	4	889	4
Other Residential	—	—	—	—
Agricultural	2,293	8	2,037	8

Total	15,023	49	11,637	45

Other Countries
Multi-unit residential (1)	5	—	3	—
Retail	79	—	67	—
Office	—	—	—	—
Other Commercial	—	—	—	—
Other Residential	1	—	2	—

Total	85	—	72	—

(1)	Includes multi-unit residential properties, such as condominiums.

The following table summarizes the Company’s mortgage portfolio by regional distribution.

Mortgage Portfolio - Regional Distribution

	December 31, 2008		December 31, 2007
($ millions)	Carrying Value	% of Total	Carrying Value	% of Total
Canada
Ontario	7,245	23	6,947	27
Western Canada	5,888	19	5,095	19
Quebec	1,531	5	1,317	5
Other Canada	1,191	4	993	4

	15,855	51	14,352	55

United States
Pacific	4,114	13	3,269	13
Mid-Atlantic	2,350	8	1,810	7
New England	1,189	4	864	3
Central Northeast	1,553	5	1,092	4
South Atlantic	2,599	9	2,127	8
Other	3,218	10	2,475	10

	15,023	49	11,637	45

Other Countries	85	—	72	—

Total	30,963	100	26,061	100

Mortgages are originated through a network of 16 branches across Canada and the United States. In 2008, the Company originated approximately 60% of its business directly, with mortgage broker referrals representing the balance. While the Company does not have any exclusive arrangements with brokers, there are non-exclusive origination and servicing arrangements with certain mortgage bankers in the United States. The Company requires external appraisals on all new and renewal mortgages over $5 million. Approval of new mortgages and renewals or any amendments to mortgages must be made in accordance with the Company’s mortgage lending policy guidelines, which are reviewed by the Board of Directors at least annually.

The value of government-insured loans was 25% of the total mortgage portfolio as at December 31, 2008. The Company also had privately insured mortgages representing 0.9% of the total mortgage portfolio as at December 31, 2008. For conventional loans in both Canada and the United States, the Company’s maximum loan-to-value ratio on new origination is 75% at the time the mortgage is underwritten. As at December 31, 2008, 0.06% of the Company’s Canadian mortgage portfolio and 0.25% of the U.S. mortgage portfolio were considered delinquent.

Stocks

As at December 31, 2008, stocks represented 4% of the consolidated general fund invested assets. The Company’s stock portfolio is diversified by industry sector and issuer, and is 99% comprised of publicly listed common shares. The stock portfolio was invested 37% in Canadian issuers, 31% in U.S. issuers, 26% in Asian issuers and 6% in other issuers. The largest single issuer in the stock portfolio represented 6% of the portfolio.

Real Estate

Real estate represented 4% of the consolidated general fund invested assets as at December 31, 2008. As at December 31, 2008, the real estate carrying value was $7.3 billion, with 63% located in the United States, 29% in Canada and 8% in Japan and other Asian countries.

The real estate portfolio is diversified by property types, with 87% in commercial properties and 13% in timber and agriculture. The commercial portfolio focuses on major urban centres. Office properties are the largest component, representing 80% of the portfolio as at December 31, 2008, with the remainder split among residential, retail, industrial and other property types. The overall occupancy rate for all commercial real estate investments as at December 31, 2008 was 93%.

The real estate portfolio, as at December 31, 2008, had a market value surplus of $2,065 million over carrying value including deferred realized net gains. Real estate market values are determined by a combination of independent appraisals and values established by professional accredited appraisers who are employees of the Company. The Company’s commercial real estate properties with a carrying value of $30 million or greater are appraised annually with the remainder appraised at least once every three years. In 2008, approximately 65% of the commercial real estate portfolio was appraised, the majority of which were performed by independent appraisers. An environmental site assessment, prepared by an independent third party, must be conducted for all new real estate properties. If any environmental concerns are identified, a more detailed environmental assessment must be obtained. Additionally, the Company’s environmental compliance officer must approve the purchase of any such commercial properties.

Policy Loans

Policy loans represented 4% of invested assets as at December 31, 2008. Most individual life insurance policies, excluding term insurance, provide the policyholder with the right to obtain a policy loan from the Company. Such loans are made in accordance with the terms of the respective policies and are carried at the outstanding balance.

Policy loans are fully secured by the cash value of the policies on which the respective loans are made. If a policyholder surrenders the policy, the cash value paid by the Company will be the cash value less the amount of the outstanding policy loan. Similarly, upon the death of the policyholder, the death benefit paid by the Company will be the death benefit less the amount of the outstanding policy loan. Consequently, the Company has no exposure to default risk on policy loans.

Other Investments

Other investments include $4.0 billion of unconsolidated joint ventures, partnerships, funds, limited liability corporations and $593 million of oil and gas producing properties. Oil and gas assets are located in Alberta, Saskatchewan and Ontario, Canada.

Impaired Assets

As at December 31, 2008, net impaired assets were $936 million, representing 0.5% of consolidated general fund invested assets. Allowances for losses on loans are established when an asset or portfolio of assets becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of the asset and related investment income. Bonds and stocks are written down to market value if an impairment in their value is considered to be other than temporary. Real estate properties are written down to market value if an impairment in the value of the entire real estate portfolio, determined net of deferred realized gains and losses, is considered to be other than temporary. Assets are reviewed quarterly to identify whether any provisions should be taken. The carrying value of an impaired asset is reduced to the net realizable value of the asset in the period of impairment and a corresponding provision or impairment is charged to income. Once established, an allowance is only reversed, in the case of loans, if the conditions that caused the impairment no longer exist. For all other assets, the impairment loss is permanent. The Company had established allowances for impairment on loans of $208 million as at December 31, 2008.

Third Party Assets

MFC Global also manages a significant book of third party assets on behalf of clients of the Company’s operating divisions and institutional clients. Assets managed for third parties increased by $4.6 billion to $95.6 billion driven by net sales of $13.6 billion and the positive impact of currency translation of $16.8 billion more than offsetting the $25.8 billion impact of declines in global equity and credit markets.

Third Party Assets

As at December 31			Change
($ in millions)	2008	2007	$	%
Managed on behalf of
Operating Division clients	69,088	64,728	4,360	7
Institutional clients	26,284	26,247	237	1

Total third party assets	95,572	90,975	4,597	5

RISK FACTORS

Manulife Financial is in the business of taking risk to generate profitable growth. The Company’s risk exposures may result in a combination of direct financial loss, damage to reputation, or inability to conduct business or service customers, all of which can impact shareholder value. Manulife Financial’s goal in managing risk is to strategically optimize risk taking and risk management to support long term revenue and earnings growth and shareholder value growth. The Company seeks to achieve this by capitalizing on business opportunities that are aligned with its risk taking philosophy, risk appetite and return expectations, by identifying, monitoring and measuring all key risks taken and by proactively executing risk control and mitigation programs.

An explanation of Manulife Financial’s risk management approach, and the accounting and actuarial assumptions and estimates used by Manulife Financial in the preparation of its financial statements, can be found in the sections entitled “Risk Management” and “Critical Accounting and Actuarial Policies” in MFC’s Management’s Discussion

and Analysis for the year ended December 31, 2008 and in Note 8 (Risk Management) to MFC’s consolidated financial statements for the year ended December 31, 2008, available on SEDAR at www.sedar.com, which sections and Note are incorporated herein by reference.

As noted under “Caution Regarding Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Strategic risk, market and liquidity risk, credit risk, insurance risk and operational risk are the major categories of risk described in the sections of MFC’s Management’s Discussion and Analysis referred to above. These risk factors should be considered in conjunction with the other information in this Annual Information Form and the documents incorporated by reference herein.

Management has identified the following risks and uncertainties to which our business, operations and financial condition are subject. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial may also impair our business, results of operations, financial condition and capital position.

General - Financial Markets and Economy

The ongoing downturn in the financial markets and general economic conditions has severely impacted our business and is likely to continue to adversely impact our business results

In the past year, there has been unprecedented disruption of credit and equity markets, evidenced by treasury yields approaching zero, historically narrow swap spreads, historically wide corporate credit spreads, severe equity market declines, extreme currency volatility, extreme illiquidity in funding markets, and overall asset illiquidity. Despite massive government intervention in most developed economies, market turmoil continues. Declining real estate values and challenged mortgage markets, and the consequent decline in business and consumer confidence and increased unemployment globally, have precipitated a recession in many of the regions in which we do business, including the United States and Canada.

In addition to the direct effects of these conditions which are described in detail below, these conditions have also had and will likely continue to have indirect effects on the Company. For example:

•	MFC’s common share price has fallen, impacting our ability to raise capital and make acquisitions, and affecting the perceived strength of our franchise.

•

The insurance industry in general, and the Company in particular, are exposed to fluctuations in the equity markets, particularly as a result of potential costs relating to certain guaranteed annuity products that are tied to the value of equity markets. The cash impact of equity market declines on these guarantees and on our invested assets is uncertain because of the long term nature of our business. However, the uncertainty has decreased confidence in our business and industry and could adversely affect sales levels and has adversely affected and could continue to adversely affect costs such as borrowing costs.

•	Our credit ratings have been downgraded and our ability to raise financing has been affected, which has increased and will likely continue to increase our costs of borrowing.

•	The general confidence in equity markets and consumer spending have declined, which has decreased demand for our products.

If the state of the financial markets and general economic conditions do not improve, it is unlikely that our sales levels will be consistent with those achieved in recent years. As well, our results of operations and financial condition will likely be adversely impacted by higher borrowing and transaction costs associated with less liquid markets and lower credit ratings and higher levels of asset impairment and additional accounting charges related to guarantees tied to equity markets.

Market Price Risk and Interest Rate Risk

Market risk is the risk of loss resulting from adverse investment returns caused by market price volatility, interest rate and credit spread changes.

The recent substantial decline in the global equity capital markets has had, and further capital market declines would continue to have, an adverse impact on our earnings and capital ratios due primarily to our variable annuity and to a lesser extent universal life insurance products

Market price risk arising from our variable annuity and universal life insurance products is due mainly to the death and living benefit guarantees we provide on variable annuity products and death benefits we provide on universal life insurance products, as well as asset-based fees which are generally based on the value of assets under management. In the latter half of 2008, volatility in the global equity markets increased dramatically and equity values decreased substantially, which resulted in significant increases in our exposure arising from variable annuity guarantees, and we have been required to set aside reserves to meet the required payments under these guarantees.

The guarantee risk in a substantial majority of our in-force business is not reinsured or hedged. Accordingly, further declines in the equity capital markets would require us to set aside additional reserves to satisfy these liabilities and could have a material adverse effect on our earnings and capital ratios. We initiated a hedging strategy for new business in late 2007 and intend to hedge the substantial majority of the new business we write. However, depending on market conditions, including continued equity market volatility or a decline in interest rates, the cost of hedging may increase or become uneconomic, in which case we may reduce or discontinue sales of certain of these products.

Guaranteed benefits are contingent and only payable upon death, maturity, permitted withdrawal or annuitization, if fund values remain below guaranteed values. As at December 31, 2008, net of amounts reinsured, the market value of the funds underlying the guarantees was $74,422 million and the amount of the guarantees was $101,231 million. During 2008 MFC established additional reserves and as at December 31, 2008, reserves for these liabilities amounted to $5,783 million, compared to $526 million as at December 31, 2007. Although these guaranteed benefits are generally not currently payable, the accounting valuation of and the amount of required capital to support these guarantees is extremely sensitive to short-term changes in market levels. If equity markets deteriorate further, additional liabilities will be accrued. If equity markets do not recover by the dates the liabilities are due, the accrued liabilities will need to be paid out in cash.

Market conditions have reduced our available capital and could cause further deterioration in our capital position

Our earnings and capital ratios remain sensitive to future market movements. MFC’s principal Canadian operating company, Manufacturers Life, is regulated by the Superintendent and is subject to the Superintendent’s MCCSR. The supervisory target ratio for MCCSR is set at 150%. As a result of the substantial decline in equity markets, MFC has had to significantly increase its reserves and the capital it holds to support its variable annuity and universal life insurance guarantees and other risks, reflecting the sensitivity of required capital to equity market performance. Accordingly, MFC currently endeavours to manage its affairs so that Manufacturers Life has an MCCSR ratio with a margin above 200% to allow for possible further market declines. However, there can be no assurance that Manufacturers Life’s MCCSR ratio will be above the internal target. As at December 31, 2008, Manufacturers Life’s MCCSR ratio was 235%. Since December 31, 2008, equity markets have continued to be very volatile and stock market indices have fallen to levels well below December 31, 2008 levels. If equity markets remain flat or decline further from the lowest levels since December 31, 2008, Manufacturers Life may operate at capital levels below its internal target.

In the United States, the Company’s U.S. life insurance subsidiaries are subject to minimum regulatory capital requirements known as Risk Based Capital (“RBC”) requirements. Such amounts of capital are based on the local statutory accounting basis in each jurisdiction. The Company maintains capital in excess of the minimum required in each jurisdiction. As a result of the recent market volatility including the substantial decline in equity markets, MFC has taken measures to support the RBC ratios of its U.S. life insurance subsidiaries.

Depressed equity markets will likely reduce returns and fee income

We invest in equity securities to meet our future long-dated general fund obligations to policyholders and to earn returns for our shareholders’ account. In addition, some of our customers buy products such as mutual funds and variable annuities and insurance, and we charge fees based on the value of the funds that they have invested with us. Recent declines in equity markets have reduced the value of our general fund invested assets, resulting in a charge against income. Declines in equity markets have also reduced our funds under management which in return has reduced our fee income. If equity markets do not recover, our investment returns and fee income will likely remain below levels earned in recent years. Further declines in equity markets will cause additional charges for policy reserves, additional other than temporary asset impairment charges, and will further reduce fee income, which would adversely affect our results of operations and financial condition.

Changes in market interest rates are likely to continue to impact our earnings

Interest rate risk arises within our general fund primarily due to the uncertainty of future returns on investments made as recurring premiums are received, and to a lesser extent, due to tactical mismatch positions taken between the term profile of our assets and liabilities. As the term profile of our assets, including derivatives, is shorter than our liabilities, general interest rate declines, including corporate and swap credit spreads, may reduce the future return on invested assets supporting the liabilities. On the other hand, for products that pass through investment returns to policyholders, if rates increase significantly we may need to increase credited rates and reduce margins in order to remain competitive. Also, widening corporate credit spreads reflect a general increase in credit risk that can precede increased levels of impairment, which could significantly reduce our earnings.

Access to capital may be negatively impacted

Continued disruptions, uncertainty or volatility in the financial markets may also limit our access to capital required to operate our business. Such market conditions may limit our ability to satisfy regulatory capital requirements and to access the capital necessary to grow our business. As such, we may be forced to delay raising capital, issue different types of capital than we would otherwise, less effectively deploy such capital, issue shorter term securities than we prefer, or securities that bear an unattractive cost of capital which could decrease our profitability and significantly reduce our financial flexibility.

Available for sale investments are recorded at fair value, but losses arising on those investments may not have been recorded in income

Some of our investments are classified as available for sale. Available for sale assets are recorded at fair value, but unrealized gains and losses are recorded in a separate component of equity and are not charged to income. Unrealized gains are recorded in income when the related asset is sold. Unrealized losses are recorded in income either when the related asset is sold or when the related asset is considered impaired and the impairment is not considered to be temporary. During the year ended December 31, 2008, $1,952 million of unrealized losses were recorded on available for sale securities. Should market levels fail to recover, additional impairments may be judged to be other than temporary and part or all of these unrealized losses may be charged against future income as a result.

The decline in the economic conditions has had, and could have further adverse impacts on our investments in real estate and private equity investments

Our invested assets include real estate and private equity investments. A prolonged economic recession is likely to result in higher vacancy, lower rental rates and lower demand for real estate investments, all of which would negatively impact the value of our investments. A prolonged recession could also prevent companies in which we have made private equity investments from achieving their business plans and could cause the value of these investments to fall, or even cause the companies to fail entirely. The timing and amount of income from private equity investments is difficult to predict, and investment income from these investments can vary from quarter to quarter. Declines in the value of real estate or private equity investments would have an adverse effect on our results of operations and financial condition.

Manulife’s invested assets include oil and gas assets. Reductions in the value of these investments could negatively impact our results of operations

The value of oil and gas assets could be negatively impacted by a number of factors including, but not limited to changes in commodity prices; unanticipated operating results or production declines; the impact of weather conditions on seasonal demand and ability to execute the capital program; incorrect assessments of the value of acquisitions; and uncertainties associated with estimating oil and natural gas reserves. As well, changes in government regulation of the oil and gas industry, including environmental regulation and changes in the royalty rates resulting from provincial royalty reviews, could adversely affect the value of our oil and gas investments and have an adverse effect on our results of operations and financial condition.

Our valuation of financial instruments may include methodologies, estimations and assumptions which are subjective in nature. Changes to investment valuations may arise in the future which materially adversely affect our results of operations or financial condition

The fair value for certain of our investments that are not actively traded is determined using models and other valuation techniques. These values therefore incorporate considerable judgment and involve making estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

We are currently experiencing a period of market disruption, including rapidly widening credit spreads and illiquidity, volatile markets and for some instruments significantly reduced trading activity. It has been and will likely continue to be difficult to value certain of our securities if trading continues to be less active and/or market data remains harder to observe. Consequently, valuations may include inputs and assumptions that are less observable or require greater estimation thereby resulting in values which may differ materially from the value at which the investments may be ultimately sold. Further, rapidly changing credit and equity market conditions could materially impact the valuation of securities as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value that become recognizable in future periods could have a material adverse effect on our results of operations and financial condition.

Credit Risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.

Continuation of the current economic downturn could result in further borrower and issuer defaults or downgrades, and could lead to increased provisions or impairments related to our general fund invested assets and an increase in provisions for future credit impairments to be included in our actuarial liabilities.

Our invested assets primarily include investment grade bonds, private placements, commercial mortgages, asset backed securities, and consumer loans. These assets are generally carried at fair value, but only changes in value that arise from a credit related impairment are recorded as a charge against income. An impairment is recorded when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the instrument, or when fair value has declined significantly below cost or for a prolonged period of time and there is not objective evidence to support recovery in value depending on the instrument. Since the beginning of the current market disruption credit related impairments have increased. For the year ended December 31, 2008, net credit related impairments amounted to $697 million. It is likely that impairments will continue to be incurred at higher levels than we have experienced in recent years, resulting in an adverse effect on our results of operations and financial condition.

The return assumptions incorporated in actuarial liabilities include an expected level of future asset impairments. There is a risk that actual impairment will exceed the assumed level of impairment in the future and earnings could be adversely impacted.

As at December 31, 2008, net impaired assets accounted for 0.50% of total invested assets, compared to 0.15% in 2007.

If a counterparty fails to fulfill its obligations we may be exposed to risks we had sought to mitigate

Counterparty risk arises primarily from derivative and reinsurance arrangements and, to a lesser extent, from other activities such as securities lending.

The Company uses derivative financial instruments to mitigate exposures to foreign currency, interest rate and other market risks arising from on-balance sheet financial instruments, guarantees related to variable annuity products, selected anticipated transactions and certain other guarantees. The Company may be exposed to counterparty risk if a counterparty fails to pay amounts owed to us or otherwise perform its obligations to us. Counterparty risk increases during economic downturns because the probability of default increases for most counterparties. Most of the counterparties in our derivative transactions are financial institutions, which have been adversely affected by this downturn. If any of these counterparties default, we may not be able to recover the amounts due from that counterparty. As at December 31, 2008, the Company had a gross derivative asset in the amount of $7,883 million. The largest single counterparty exposure as at December 31, 2008 was $100 million, compared to $170 million as at December 31, 2007. In 2007, we initiated a hedging program for our variable annuities. This program is expected to grow and our counterparty risk may increase as we increase the use of derivatives under this program.

The Company reinsures a portion of the business we enter into; however, we remain legally liable for contracts that we have reinsured. In the event that any of our reinsurance providers were unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them, we would need to increase actuarial reserves. An allowance for losses on reinsurance contracts is established when it is considered likely that a reinsurer will not honour its contractual obligations. The allowance for loss is based on current recoverables and ceded actuarial liabilities.

We participate in a securities lending program whereby blocks of securities are loaned to third parties, primarily major brokerage firms and commercial banks. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned. If any of our securities lending counterparties default and the value of the collateral is insufficient, we would incur losses. As at December 31, 2008, the Company had loaned securities (which are included in invested assets) with a carrying value and market value of approximately $1,213 million, compared to $3,692 million at December 31, 2007.

The determination of allowances and impairments on our investments is subjective and changes could materially impact our results of operations or financial position

The determination of allowances and impairments is based upon a periodic evaluation of known and inherent risks associated with the respective security.

Management considers a wide range of factors about the security and uses its best judgment in evaluating the cause of the decline in estimating the appropriate value for the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations in the impairment evaluation process include, but are not limited to: (i) the severity of the impairment; (ii) the length of time and the extent to which the market value of a security has been below its carrying value; (iii) the implication when the issuer is experiencing significant financial difficulties; (iv) the potential for impairments in an entire industry sector or sub-sector; (v) the potential for impairments in certain economically depressed geographic locations; (vi) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vii) our ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost; (viii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (ix) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

Such evaluations and assessments are revised as conditions change and new information becomes available. We update our evaluations regularly and reflect changes in allowances and impairments as such evaluations warrant. The evaluations are inherently subjective, and incorporate only those risk factors known to us at the time the evaluation is made. There can be no assurance that management has accurately assessed the level of impairments that have occurred. Additional impairments will likely need to be taken or allowances provided for in the future as conditions evolve. Historical trends may not be indicative of future impairments or allowances.

Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands.

Adverse capital and credit market conditions may significantly affect our liquidity risk

Extreme disruption in the capital and credit markets has exerted downward pressure on availability of liquidity and credit capacity. Asset liquidity has been reduced and we may not be able to liquidate certain asset classes for cash without taking significant losses. Providers of credit are preserving their capital and this has materially reduced access to wholesale borrowing in the debt capital markets and to borrowing from banks using credit facilities. We are dependent on cash flow from operations, a pool of highly liquid money market securities and holdings of sovereign bonds to provide liquidity. Should large and unexpected cash outflows occur, exceeding our worst case stress testing, we may be forced to sell assets at a loss or raise additional funds at significant cost in order to meet our liquidity needs.

The principal sources of our liquidity are cash and our assets that are readily convertible into cash, including insurance and annuity premiums, fee income earned on assets under management, deposit funds, and cash flow from our investment portfolio. We also fund ongoing liquidity needs through the issuance of long-term debt, common and preferred shares and other capital securities. We need liquidity to meet our payment obligations including those related to insurance and annuity benefits, cashable liabilities, our operating expenses, interest on our debt and dividends on our equity capital, and to replace certain maturing liabilities.

In the event we seek additional financing, the availability and terms of such financing will depend on a variety of factors including market conditions, the availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects if we incur large investment losses or if the level of our business activity decreases due to a market downturn.

Our requirements to pledge collateral or make payments related to declines in value of specified assets may adversely affect our liquidity

In the normal course of business, we are required to pledge assets to comply with jurisdictional regulatory and other requirements including collateral pledged in relation to derivative contracts and assets held as collateral for repurchase funding agreements. The amount of collateral we may be required to post under these agreements, and the amount of payments we are required to make to our counterparties, may increase under certain circumstances, including a sustained or continued decline in the value of our derivative contracts. Such additional collateral requirements and payments could have an adverse effect on our liquidity. As at December 31, 2008, total pledged assets were $4,481 million, compared to $848 million in 2007. The increase in pledged assets was primarily driven by the decline in asset values and the mark to market of our derivatives, and by an increase in derivative transactions. Assets pledged as collateral are not available to support our liquidity needs.

As a holding company, MFC depends on the ability of its subsidiaries to transfer funds to it to meet MFC’s obligations and pay dividends

MFC is a holding company with no significant operations. MFC’s principal asset is the stock of its regulated insurance subsidiaries. These subsidiaries are subject to regulatory restrictions under the laws of their respective jurisdiction of incorporation and in which they operate, which may limit their ability to pay dividends or make distributions to MFC.

The payment of dividends by MFC and Manufacturers Life is subject to restrictions set out in the ICA. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing a company is, or the payment of the dividend would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent.

In the United States, insurance laws in Michigan, New York, Massachusetts, and Vermont, the jurisdictions in which certain of MFC’s U.S. insurance company subsidiaries are domiciled, impose general limitations on the payment of dividends and other upstream distributions by these insurance subsidiaries. These laws prohibit the payment of dividends or other distributions to shareholders which may result in the failure to maintain adequate capital and liquidity levels, either by imposing specific financial tests that must be met in order for dividends or other distributions to be paid without regulatory consent or by giving the state insurance regulator broad discretion to disapprove any proposal to pay a dividend or other distribution.

In Asia, the insurance laws of the jurisdictions in which we operate either provide for specific restrictions on the payment of dividends or other distributions by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.

Limits on the ability of the insurance subsidiaries to pay dividends or make distributions could have a material adverse effect on MFC’s liquidity, including its ability to pay dividends to shareholders and service its debt.

Foreign Currency Risk

Foreign currency risk is the risk of loss resulting from adverse foreign currency rate movements.

Fluctuations in foreign currency exchange rates and foreign securities markets could negatively affect our profitability

A substantial portion of our business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. We also invest a substantial portion of our shareholders’ equity in non-Canadian dollar denominated assets. Our financial results are reported in Canadian dollars. As a result, if the Canadian dollar strengthens relative to these non-Canadian currencies, the translated value of reported earnings from these non-Canadian dollar denominated businesses would decrease and the translated value of our reported shareholders’ equity would decline. Exchange rate fluctuations are beyond our control and can be significant.

Strategic Risk

Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.

Competitive factors may adversely affect our market share and profitability

The insurance industry is highly competitive. Our competitors include other insurers and, because many of our products include an investment component, securities firms, investment advisers, mutual funds, banks and other financial institutions. The current economic environment has reduced customer demand, further increasing competition. Our competitors compete with us for customers, access to distribution channels such as brokers and independent agents and for our employees. In some cases, competitors may have lower operating costs and an ability to absorb greater risk while maintaining their financial strength ratings, thereby allowing them to price their products more competitively or offer features that make their products more attractive. These competitive pressures could result in increased pricing pressures on a number of our products and services and may harm our ability to maintain or increase our profitability. Because of the highly competitive nature of the financial services industry, there can be no assurance that we will continue to effectively compete with our industry rivals, or that competitive pressure will not have a material adverse effect on our business, results of operations and financial condition.

Our insurance businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth

Our insurance operations are subject to a wide variety of insurance and other laws and regulations.

In Canada, MFC and its principal operating subsidiary, Manufacturers Life, are governed by the ICA. The ICA is administered and the activities of the Company are supervised by OSFI. The Company is also subject to regulation and supervision under the insurance laws of each of the provinces and territories of Canada. Regulatory oversight is vested in various governmental agencies having broad administrative power with respect to, among other things, dividend payments, capital adequacy and risk-based capital requirements, asset and reserve valuation requirements, permitted investments and the sale and marketing of insurance contracts. These regulations are intended to protect policyholders and beneficiaries rather than investors.

In the United States, state insurance laws regulate most aspects of our business, and our U.S. insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and the states in which they are licensed.

State laws in the United States grant insurance regulatory authorities broad administrative powers with respect to, among other things: licensing companies and agents to transact business; calculating the value of assets to determine compliance with statutory requirements; mandating certain insurance benefits; regulating certain premium rates; reviewing and approving policy forms; regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements; regulating advertising; protecting privacy; establishing statutory capital and reserve requirements and solvency standards; fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts; approving changes in control of insurance companies; restricting the payment of dividends and other transactions between affiliates; and regulating the types, amounts and valuation of investments.

Currently, the U.S. federal government does not directly regulate the business of insurance. However, federal legislation and administrative policies in several areas can significantly and adversely affect insurance companies. These areas include financial services regulation, securities regulation, pension regulation, privacy, tort reform legislation and taxation. In addition, various forms of direct federal regulation of insurance have been proposed, including the National Insurance Act of 2007. In view of recent events involving certain financial institutions, it is possible that the U.S. federal government will heighten its oversight of insurers such as us, including possibly through a federal system of insurance regulation. We cannot predict whether this or other proposals will be adopted, or what impact, if any, such proposals or laws could have on our business, results of operations and financial condition.

Insurance guaranty associations in Canada and the United States have the right to assess insurance companies doing business in their jurisdiction for funds to help pay the obligations of insolvent insurance companies to policyholders and claimants. Because the amount and timing of an assessment is beyond our control, the liabilities that we have currently established for these potential liabilities may not be adequate.

Our international operations are subject to regulation in the jurisdictions in which they operate. Many of our independent sales intermediaries also operate in regulated environments. Insurance regulators in Canada, the United States and in Asia regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer at the expense of the insurer and, thus, could have a material adverse effect on our results of operations and financial condition.

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase our direct and indirect compliance costs and other expenses of doing business, thus having a material adverse effect on our results of operations and financial condition.

From time to time, regulators raise issues during examinations or audits of Manulife Financial that could have a material adverse impact on us. We cannot predict whether or when regulatory actions may be taken that could adversely affect our operations. In addition, the interpretations of regulations by regulators may change and statutes may be enacted with retroactive impact, particularly in areas such as accounting or statutory reserve requirements.

We may experience difficulty in marketing and distributing products through our current and future distribution channels

We distribute our insurance and wealth management products through a variety of distribution channels, including brokers, independent agents, broker-dealers, banks, wholesalers, affinity partners, other third-party organizations and our own sales force in Asia. We generate a significant portion of our business through individual third-party arrangements. We periodically negotiate provisions and renewals of these relationships, and there can be no assurance that such terms will remain acceptable to us or relevant third parties. An interruption in our continuing relationship with certain of these third parties could materially affect our ability to market our products and could have a material adverse effect on our business, results of operations and financial condition.

We must attract and retain sales representatives to sell our products. Strong competition exists among financial services companies for efficient sales representatives. We compete with other financial services companies for sales representatives primarily on the basis of our financial position, support services and compensation and product features. Factors that affect our ability to attract distributors include compensation levels, brand reputation, product features, and ease of doing business. Any of these factors could change either because we change the Company or our products, or because our competitors change theirs and we are unable or unwilling to adapt. If we are unable to attract and retain sufficient sales representatives to sell our products, our ability to compete and revenues from new sales would suffer, which could have a material adverse effect on our business, results of operations and financial condition.

Industry trends could adversely affect the profitability of our businesses

Our business segments continue to be influenced by a variety of trends that affect the financial services industry. The impact on our business and on the industry generally of the volatility and instability of the financial markets is difficult to predict, and our business plans, financial condition and results of operations may be negatively impacted or affected in other unexpected ways. The financial services industry has been particularly impacted by the current market conditions, is subject to a high degree of government regulation, and, as complex products are introduced, regulators may refine capital requirements and introduce new reserving standards. Furthermore, regulators have undertaken market and sales practices reviews of several markets or products, including variable annuities and group products. The current market environment may also lead to changes in regulation that may disadvantage us relative to some of our competitors.

We have experienced and may experience additional future downgrades in our financial strength or credit ratings, which may materially adversely impact our financial condition and results of operations

Credit rating agencies publish financial strength ratings on life insurance companies that are indicators of an insurance company’s ability to meet contractholder and policyholder obligations. Credit rating agencies also assign credit ratings, which are indicators of a debt issuer’s ability to meet the terms of debt obligations in a timely manner, and are important factors in overall funding profile and ability to access external capital.

Ratings are important factors in establishing the competitive position of insurance companies, maintaining public confidence in products being offered, and determining the cost of capital. A ratings downgrade, or the potential for such a downgrade, could, among other things: increase our cost of capital and limit our access to the capital markets; cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or creation of additional financial obligations; result in the termination of our relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services; materially increase the number of surrenders, for all or a portion of the net cash values, by the owners of policies, contracts and general account GICs we have issued, and materially increase the number of withdrawals by policyholders of cash values from their policies; and reduce new sales, particularly with respect to general account GICs and funding agreements purchased by pension plans and other institutions. Any of these consequences could adversely affect our results of operations and financial condition.

In recent months, most rating agencies have assigned a negative outlook on the North American life insurance industry. The negative outlook is primarily based on expectations for higher-than-normal credit losses, lower fee-based revenues, negative impact of the volatile equity markets on earnings and capital requirements, and overall reduced financial flexibility.

This outlook signals a more comprehensive review of life insurance companies by each of A.M. Best, Fitch, Moody’s, S&P and DBRS. As a result, it is possible that there will be changes in the benchmarks for capital, liquidity, earnings and other factors used by these credit rating agencies that are critical to a ratings assignment at a particular rating level. If any such changes are made, it is possible that such changes could have a negative impact on the ratings of North American life insurance companies, including ours, which could adversely impact our results of operations and financial condition.

During February 2009, the financial strength and credit ratings of our key operating subsidiaries were downgraded by one notch by S&P and Fitch. During March 2009, our financial strength and credit ratings were downgraded by two notches by Moody’s. Our key operating subsidiaries are currently rated AA+ by S&P, AA by Fitch and Aa3 by Moody’s for financial strength.

We may face unforeseen liabilities or asset impairments arising from possible acquisitions and dispositions of businesses or difficulties integrating acquired businesses

We have engaged in acquisitions and dispositions of businesses in the past, and expect to continue to do so in the future. There could be unforeseen liabilities or asset impairments, including goodwill impairments, that arise in connection with the businesses that we may sell, have acquired, or may acquire in the future. In addition, there may be liabilities or asset impairments that we fail, or are unable, to discover in the course of performing due diligence investigations on each business that we have acquired or may acquire. Furthermore, the use of our own funds as consideration in any acquisition would consume capital resources that would no longer be available for other corporate purposes.

Our ability to achieve certain benefits we anticipate from any acquisitions of businesses will depend in large part upon our ability to successfully integrate the businesses in an efficient and effective manner. We may not be able to integrate the businesses smoothly or successfully, and the process may take longer than expected. The integration of operations may require the dedication of significant management resources, which may distract management’s attention from our day-to-day business. Acquisitions of operations outside of North America may be particularly challenging or costly to integrate. See the risk factor entitled “Our non-North American operations face political, legal, operational and other risks that could negatively affect those operations or our profitability”. If we are unable to successfully integrate the operations of any acquired businesses, we may be unable to realize the benefits we expect to achieve as a result of the acquisitions and our business and results of operations may be less than expected.

If our businesses do not perform well, or if the outlook for our businesses is significantly lower than historical trends, we may be required to recognize an impairment of goodwill or intangible assets or to establish a valuation allowance against our future tax assets, which could have a material adverse effect on our results of operations and financial condition

Goodwill represents the excess of the amounts we paid to acquire subsidiaries and other businesses over the fair value of their net identifiable assets at the date of acquisition. Intangible assets represent assets that are separately identifiable at the time of an acquisition and provide future benefits such as the John Hancock brand.

We test goodwill at least annually for impairment. Impairment testing is performed based upon estimates of the fair value of the “reporting unit” to which the goodwill relates. The reporting unit is the operating segment or a business one level below that operating segment if discrete financial information is prepared and regularly reviewed by management at that level. The test can be performed in a number of ways but generally incorporates an evaluation of the expected future income streams of the reporting unit. If it is determined that the goodwill has been impaired, we must write down the goodwill by the amount of the impairment, with a corresponding charge to net income. Intangible assets are subject to similar tests, but the tests focus on the fair value of the intangible asset itself rather than the reporting unit as a whole. Such write downs could have a material adverse effect on our results of operations or financial condition.

If current market conditions persist during 2009, and in particular, if MFC’s common share price remains below book value per share, if the Company’s actions to limit risk associated with its products or investments causes a significant change in any one reporting unit’s fair value, or if the outlook for a reporting unit’s results deteriorate, the Company may need to reassess the value of goodwill and/or intangible assets which could result in additional impairments during 2009 or subsequent periods. Such impairments could have a material adverse effect on our results of operations or financial condition.

At December 31, 2008, we had $7,929 million of goodwill and $1,866 million of intangible assets.

Future income tax balances represent the expected future tax effects of the differences between the book and tax basis of assets and liabilities. Future tax assets are recorded when the Company expects to claim deductions on tax returns in the future for expenses that have already been recorded in the financial statements. The availability of those deductions is dependent on future taxable income against which the deductions can be made. Future tax assets are assessed periodically by management to determine if they are realizable. Factors in management’s determination include the performance of the business including the ability to generate gains from a variety of sources and tax planning strategies. If based on information available at the time of the assessment, it is more likely than not that the future tax asset will not be realized, then a valuation allowance must be established with a corresponding charge to net income. The establishment of valuation allowances against our future tax assets could have a material adverse effect on our results of operations or financial condition. At December 31, 2008, we had $2,482 million of future tax assets.

Changes in accounting standards may adversely affect our financial statements

Our consolidated financial statements are subject to the application of Canadian GAAP, which is periodically revised and/or expanded. Accordingly, from time to time we are required to adopt new or revised accounting standards issued by recognized authoritative bodies. Market conditions have prompted accounting standard setters to issue new guidance which further interprets or seeks to revise accounting pronouncements related to financial instruments, structures or transactions as well as to issue new standards expanding disclosures. In addition, it is possible that future accounting standards we are required to adopt could change the current accounting treatment that we apply to our consolidated financial statements and that such changes could have a material adverse effect on our financial condition and results of operations.

Changes in tax laws, tax regulations, or interpretations of such laws or regulations could make some of our products less attractive to consumers or could increase our corporate taxes, which could have a material adverse effect on our business, results of operations and financial condition

Many of the products that the Company sells benefit from one or more forms of preferred tax treatment under current income tax regimes. For example, the Company sells life insurance policies that benefit from the deferral or elimination of taxation on earnings accrued under the policy, as well as permanent exclusion of certain death benefits that may be paid to policyholders’ beneficiaries. We also sell annuity contracts that allow the policyholders to defer the recognition of taxable income earned within the contract. Other products that the Company sells also enjoy similar, as well as other, types of tax advantages.

The Company also benefits from certain tax benefits, including but not limited to, tax-exempt interest, dividends-received deductions, tax credits (such as foreign tax credits), and favourable tax rates and/or income measurement rules for tax purposes.

There is risk that tax legislation could be enacted that would lessen or eliminate some or all of the tax advantages currently benefiting the Company or its policyholders. This could occur in the context of deficit reduction or other tax reforms. The effects of any such changes could result in materially lower product sales, lapses of policies currently held, and/or our incurrence of materially higher corporate taxes, any of which could have a material adverse effect on our business, results of operations or financial condition.

Insurance Risk

Insurance risk is the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced with respect to mortality and morbidity claims, policyholder behaviour and expenses.

Actual experience may differ from assumptions with respect to claims, policyholder behaviour and expenses

When we design, price and sell policies, we make a variety of assumptions related to the future level of claims, policyholder behaviour, expenses and sales levels. Similar assumptions underlie our estimates for actuarial liabilities. The development of assumptions for future claims are based on Company and industry experience. Assumptions for future policyholder behavior are based on Company experience and predictive models. All assumptions require significant professional judgment and actual experience may be materially different than the assumptions we make. Claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. As well, for products that provide policyholders with lifetime benefits, unexpected improvements in life expectancy could increase the ultimate cost of these benefits. Policyholder premium payment patterns, policy renewal, withdrawal and surrender activity is influenced by many factors including market and general economic conditions, and the availability and price of other products in the marketplace. Should actual results be materially worse than those assumed in the design, pricing and sale of products, our actuarial reserves will not be sufficient to absorb the cost of meeting our obligations and we will incur losses as a result. Such losses could have a material adverse effect on our results of operations and financial condition.

Reinsurance may not be available, affordable or adequate to protect us against losses

We purchase reinsurance for certain risks underwritten by our various business segments. Reinsurance agreements typically bind the reinsurer for the life of the business reinsured at generally fixed pricing. However, market conditions beyond our control determine the availability and cost of the reinsurance protection for new business and, in certain circumstances, the price of reinsurance for business already reinsured can also increase. Any decrease in the availability of reinsurance will increase the amount of risk we retain, which exposes us to increased loss. Any increase in the cost of reinsurance will, absent a decrease in the amount of reinsurance, reduce our earnings. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business or result in the assumption of more risk with respect to those policies we issue.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, risk management policies and procedures, systems failures, human performance failures or from external events

Adverse publicity, litigation or regulatory action resulting from our business practices or actions by our employees, representatives and business partners, could erode our corporate image and damage our franchise value

Manulife Financial’s reputation is one of its most valuable assets. Harm to a company’s reputation is often a consequence of risk control failure, whether associated with complex financial transactions or relatively routine operational activities. Manulife Financial’s reputation could also be harmed by the actions of third parties with which we do business. Our representatives include affiliated broker-dealers, agents, wholesalers and independent distributors, such as broker-dealers and banks, whose services and representations our customers rely on.

Business partners include, among others, third parties to whom we outsource administrative functions and that we rely on to fulfill various obligations. We outsource certain technology and business functions to third parties and expect to do so selectively in the future. If we do not effectively develop and implement our outsourcing strategy, third-party providers do not perform as anticipated, or we experience problems with a transition, we may experience operational difficulties, increased costs and a loss of business.

If any of these representatives or business partners fails to adequately perform their responsibilities, or monitor their own risk, these failures could affect our business reputation and operations. While Manulife Financial seeks to maintain adequate internal risk management policies and procedures and protect against performance failures, we cannot assure you that an event will not occur that could cause us to lose customers or suffer legal or regulatory sanctions, which could have a material adverse effect on our reputation and our business.

Interruptions relating to our technology and information security could significantly disrupt our business, impede our ability to conduct business and adversely impact our business, results of operations and financial condition

Technology is used in virtually all aspects of our business and operations including the creation and support of new products and services. We rely upon operational integrity, data integrity, security of information and our systems infrastructure for normal business operations. Disruption to operations due to system failure or information security breaches can have negative consequences for our businesses. While we have business continuity, information security and other policies, plans and procedures in place to attempt to minimize business disruption and protect confidential information, these may not be effective. Disruptions or breaches caused by natural disasters, man-made disasters, criminal activity, pandemics, or other events beyond our control, could prevent us from effectively operating our business, adversely impact our results of operations and financial condition or damage our reputation.

Our non-North American operations face political, legal, operational and other risks that could negatively affect those operations or our profitability

We have significant operations outside of North America, primarily in Asia. These businesses face political, legal, operational and other risks that we do not face in our operations in Canada or the United States. We face the risk of discriminatory regulation, nationalization or expropriation of assets, price controls and exchange controls or other restrictions that prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies we hold into Canadian or U.S. dollars. Some of our international businesses are, and are likely to continue to be, in emerging or potentially volatile markets. In addition, we rely on local staff, including local sales forces, in these countries where there is a risk that we may encounter labor problems with local staff, especially in countries where workers’ associations and trade unions are strong.

We are currently planning to expand our international operations in markets where we operate and potentially in selected new markets. This may require considerable management time, as well as start-up expenses for market development before any significant revenues and earnings are generated. Operations in new foreign markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local economic and market conditions.

Environmental liability exposure may result from our commercial mortgage loan portfolio and owned property

Liability under environmental protection laws resulting from our commercial mortgage loan portfolio and owned property (including commercial real estate, oil and gas, timber and agricultural properties) may harm our financial strength and reduce our profitability. Under applicable laws, contamination of a property with hazardous materials or substances may give rise to a lien on the property to secure recovery of the costs of cleanup. In some instances, this lien has priority over the lien of an existing mortgage encumbering the property. Additionally, as lender, we may incur environmental liability (including without limitation liability for clean-up, remediation and damages incurred by third parties) similar to that of an owner or operator of the property, if we or our agents exercise sufficient control over the operations at the property. We may also have liability as the owner and/or operator of real estate for environmental conditions or contamination that exist or occur on the property, or affecting other property. Environmental liability exposure may adversely impact our reputation, results of operations and financial condition.

We are subject to tax audits, tax litigation or similar proceedings, and as a result we may owe additional taxes, interest and penalties in amounts that may be material

We are subject to income taxes in Canada and the United States as well as many other jurisdictions. In determining our provisions for income taxes and our accounting for tax-related matters in general, we are required to exercise judgment. We regularly make estimates where the ultimate tax determination is uncertain. There can be no assurance that the final determination of any tax audit, appeal of the decision of a taxing authority, tax litigation or similar proceedings will not be materially different from that reflected in our historical financial statements. The assessment of additional taxes, interest and penalties could be materially adverse to our current and future results of operations and financial condition.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risks, which could negatively affect our business, results of operations and financial condition

We have devoted significant resources to develop our risk management policies and procedures and expect to continue to do so in the future. Nonetheless, our policies and procedures may not be comprehensive. Many of our methods for measuring and managing risk and exposures are based upon the use of observed historical market behaviour or statistics based on historical models. As a result, these methods may not fully predict future exposures, which can be significantly greater than our historical measures indicate. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that is publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated.

Additional Risks

Applicable laws may discourage takeovers and business combinations that common shareholders of MFC might consider in their best interests

The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of an insurance company. In addition, under applicable U.S. insurance laws and regulations in states where certain of our insurance company subsidiaries are domiciled, no person may acquire control of MFC without obtaining prior approval of those states’ insurance regulatory authorities. These restrictions may delay, defer, prevent, or render more difficult a takeover attempt that common shareholders of MFC might consider in their best interests. For instance, they may prevent shareholders of MFC from receiving the benefit from any premium to the market price of MFC’s common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of MFC’s common shares if they are viewed as discouraging takeover attempts in the future.

We may not be able to protect our intellectual property and may be subject to infringement claims

We rely on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, patents, trade secrets and know-how or to determine their scope, validity or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse effect on our business and our ability to compete.

We also may be subject to costly litigation in the event that another party alleges our operations or activities infringe upon its intellectual property rights. Third parties may have, or may eventually be issued, patents that could be infringed by our products, methods, processes or services. Any party that holds such a patent could make a claim of infringement against us. We may also be subject to claims by third parties for breach of copyright, trademark, trade secret or license usage rights. Any such claims and any resulting litigation could result in significant liability for damages. If we were found to have infringed a third-party patent or other intellectual property rights, we could incur substantial liability, and in some circumstances could be enjoined from providing certain products or services to our customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses, or alternatively could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations and financial condition.

GOVERNMENT REGULATION

As an insurance company, Manulife Financial is subject to regulation and supervision by governmental authorities in the jurisdictions in which it does business. In Canada, the Company is subject to both federal and provincial regulation. In the United States, the Company is primarily regulated by each of the states in which it conducts business and by federal securities laws. The Company’s Asian operations are similarly subject to a variety of regulatory and supervisory regimes in each of the Asian jurisdictions in which the Company operates, which vary in degree of regulation and supervision.

CANADA

Manulife Financial is governed by the ICA. The ICA is administered, and activities of the Company are supervised, by OSFI. The ICA permits insurance companies to offer, through subsidiaries and networking arrangements, a broad range of financial services, including banking, investment counseling and portfolio management, mutual funds, trust services, real property brokerage and appraisal, information processing and merchant banking services. The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting rights of the shares of an insurance company.

The ICA requires the filing of annual and other reports on the financial condition of the Company, provides for periodic examinations of the Company’s affairs, imposes restrictions on transactions with related parties, and sets forth requirements governing reserves for actuarial liabilities and the safekeeping of assets and other matters. OSFI supervises Manulife Financial on a consolidated basis (including capital adequacy) to ensure that OSFI has an overview of the group’s activities. This includes the ability to review both insurance and non-insurance activities conducted by subsidiaries of Manulife Financial with supervisory power to bring about corrective action. The most recent annual examination cycle of Manulife Financial was completed in February 2009. A primary focus of the regulatory reviews given the current economic downturn was the Company’s equity market exposure, most materially through segregated fund guarantees. MFC currently endeavours to manage its affairs so that Manufacturers Life has an MCCSR with a margin above 200% to allow for possible further market declines.

Investment Powers

Under the ICA, Manulife Financial must maintain a prudent portfolio of investments and loans, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans. Additional restrictions (and in some cases, the need for regulatory approvals) limit the type of investment that the Company can make in excess of 10% of the voting rights or 25% of the equity of any entity.

Capital Requirements

The ICA requires Canadian non-operating insurance companies, such as MFC, to maintain, at all times, adequate levels of capital which is assessed by comparing capital available to a risk metric in accordance with the Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies. There are no minimum or target requirements; however, OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment. MFC must also maintain minimum levels of capital for its subsidiaries. Such amounts of capital are based on the local statutory accounting basis in each jurisdiction. The most significant of these are MCCSR for MFC’s Canadian life insurance subsidiaries and the RBC requirements for MFC’s U.S. life insurance subsidiaries. The Company maintains capital in excess of the minimum required in all foreign jurisdictions in which the Company does business.

Restrictions on Shareholder Dividends and Capital Transactions

The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing a company is, or the payment of the dividend would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company is, or the payment would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. These latter transactions would require the prior approval of the Superintendent. There is currently no direction against MFC or Manufacturers Life paying a dividend or redeeming or purchasing their shares for cancellation.

Appointed Actuary

In accordance with the ICA, the Board of Directors of the Company has appointed a Fellow of the Canadian Institute of Actuaries as the Appointed Actuary. The Appointed Actuary is required to value the policy liabilities of Manulife

Financial as at the end of each financial year in accordance with accepted actuarial practices, including selection of appropriate assumptions and methods, and provide an opinion as to whether the amount of policy liabilities makes appropriate provision for all policyholder obligations and whether the valuation of policy liabilities is fairly presented in the consolidated financial statements. At least once in each financial year, the Appointed Actuary must meet with the Board of Directors, or the Audit and Risk Management Committee, to report, in accordance with accepted actuarial practice, on the current and expected future financial condition of the Company. The Appointed Actuary is also required to report to the President and Chief Executive Officer and the Chief Financial Officer of the Company if the Appointed Actuary identifies any matters that, in the Appointed Actuary’s opinion, have material adverse effects on the financial condition of the Company.

Provincial Insurance Regulation

The Company is also subject to provincial regulation and supervision in each province and territory of Canada in which it carries on business. Provincial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance producers. Individual variable insurance and annuity products and the underlying segregated funds to which they relate are subject to guidelines adopted by the Canadian Council of Insurance Regulators and are generally incorporated by reference into provincial insurance regulations. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds. The Company is licensed to transact business in all provinces and territories of Canada.

Provincial/Territorial Securities Laws

The Company’s Canadian mutual fund and investment management businesses are subject to Canadian provincial and territorial securities laws. Elliott & Page Limited is registered as an investment counsel and portfolio manager with the securities commissions in most provinces across Canada and is subject to regulation by the applicable provincial securities regulators. Manulife Securities Investment Services Inc. (“MSISI”) is registered under provincial and territorial securities laws to sell mutual funds across Canada and is subject to regulation by the applicable provincial and territorial securities regulators as well as the Mutual Fund Dealers Association of Canada, a self-regulatory organization. Manulife Securities Inc. (“MSI”) is registered under provincial and territorial securities laws to sell investments across Canada and is subject to regulation by the provincial and territorial securities regulators as well as the Investment Industry Regulatory Organization of Canada, a self-regulatory organization.

Consumer Protection for Financial Institution Failure

Assuris (formerly called CompCorp) was created by the life and health insurance industry in Canada in 1990 to provide Canadian policyholders with protection in the event of the insolvency of their insurance company. Assuris is funded by its member insurance companies, including Manufacturers Life. Member companies of Assuris are assessed to build and maintain a liquidity fund at a minimum level of $100 million. Members are then primarily subject to assessment on an “as needed” basis. Assessments are calculated based on each member’s MCCSR, subject to adjustments where the member operates in foreign jurisdictions.

The Canadian Investor Protection Fund (“CIPF”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their investment dealer. The CIPF is funded by its member investment dealers, including MSI.

The MFDA Investor Protection Corporation (“IPC”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their mutual fund dealer. The IPC is funded by its member mutual fund dealers, including MSISI.

UNITED STATES

General Regulation at the State Level

The various states in the United States have laws regulating transactions between insurers and other members of insurance holding company systems. Transactions between the Company’s U.S. insurers and their affiliates are subject to regulation by the states in which such insurance subsidiaries are domiciled and for certain limited matters, states in which they transact business. Most states have enacted legislation that requires each insurance holding company and each insurance subsidiary in an insurance holding company system to register with, and be subject to regulation by, the insurance regulatory authority of the insurance subsidiary’s state of domicile. The Company’s principal U.S. life insurance subsidiaries are John Hancock Life and John Hancock USA. They are domiciled in Massachusetts and Michigan, respectively. Under such laws, the insurance subsidiaries are required to furnish annually their financial and other information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of insurers within the system. These reports are also filed with other insurance departments on request. In addition, such laws provide that all transactions within an insurance holding company system must be fair and equitable, and following any such transactions, each insurer’s policyholder surplus must be both reasonable in relation to its outstanding liabilities and adequate for its needs.

The laws of the various states also establish regulatory agencies with broad administrative powers, such as the power to approve policy forms, grant and revoke licenses to transact business, regulate trade practices, license agents, require financial statements and prescribe the type and amount of investment permitted. State insurance regulatory authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to an insurer’s compliance with applicable insurance laws and regulations.

Insurance companies are required to file detailed annual statements with state insurance regulators in each of the states in which they do business and their business and accounts are subject to examination by such regulators at any time. Quarterly statements must also be filed with the state insurance regulator in the insurer’s state of domicile and with the insurance departments of many of the states in which the insurer does business. Insurance regulators may periodically examine an insurer’s financial condition, adherence to statutory accounting practices and compliance with insurance department rules and regulations.

State insurance departments, as part of their routine oversight process, conduct detailed examinations of the books, records and accounts of insurance companies domiciled in their states. These examinations are generally conducted in accordance with the examining state’s laws and the guidelines promulgated by the NAIC. Each of the Company’s principal U.S. domiciled insurance subsidiaries is subject to periodic examinations by its respective domiciliary state insurance regulators. The latest published examination reports issued by each such insurance department did not raise any material issues or adjustments.

In addition, state regulatory authorities, industry groups and rating agencies have developed several initiatives regarding market conduct. For example, the NAIC has adopted the NAIC Life Insurance Illustrations Model Regulation, which applies to group and individual life insurance policies and certificates (other than variable policies and certificates), and the Market Conduct Handbook. More than 35 states have adopted all or major segments of the model. However, the Market Conduct Handbook can be used by all state regulators in conducting market conduct examinations.

Also, the Insurance Marketplace Standards Association (“IMSA”) was established in the mid-1990’s to strengthen consumer trust and confidence in the marketplace for individually sold life insurance, long-term care insurance and annuities. IMSA is a voluntary membership organization which strives to be the premier market conduct and compliance standard-setting organization serving the life insurance marketplace.

IMSA membership is voluntary but companies may only be admitted following the successful conclusion of a two step process in which companies must undergo both a self assessment and an independent assessment performed by a qualified third party. John Hancock USA completed the two step assessment process and was originally admitted to membership in IMSA in April 1998. Companies are required to re-qualify for IMSA membership every three years using the two step assessment process, or in some circumstances, a self attestation may be used in lieu of the two step assessment process. John Hancock USA elected to use the two step assessment process for its most recent re-qualification effective November 1, 2008.

John Hancock Life completed the two step assessment process and was originally admitted to membership in IMSA on March 31, 1998. John Hancock Life elected to use the two step assessment process for its most recent re-qualification effective November 1, 2008.

Investment Powers

The Company’s U.S. insurance subsidiaries are subject to laws and regulations that require diversification of their investment portfolios and limit the amount of investment in certain investment categories such as below investment grade bonds and real estate. Failure to comply with these laws and regulations may cause investments exceeding regulatory limitations to be treated as non-admitted assets for the purposes of measuring statutory surplus and in some circumstances would require divestiture of the non-qualifying assets.

Minimum Statutory Surplus and Capital

U.S. domiciled life insurance subsidiaries of the Company are required to have minimum statutory surplus and capital of various amounts, depending on the state in which they are licensed and the types of business they transact.

NAIC IRIS Ratios

In the 1970s, the NAIC developed a set of financial relationships or “tests,” known as the Insurance Regulatory Information System (“IRIS”), which were designed for the early identification of insurance companies which might warrant special attention by insurance regulatory authorities. Insurance companies submit data annually to the NAIC, which in turn analyzes the data utilizing 13 ratios, each with defined “usual ranges.” Having ratios that fall outside the usual range does not necessarily indicate that a company experienced unfavourable results. An insurance company may fall out of the usual range for one or more ratios because of transactions that are favourable (such as large increases in surplus) or are immaterial or eliminated at the consolidated level. Each company’s ratios are reviewed annually and are assigned a ranking by a team of examiners and financial analysts at the NAIC for the purpose of identifying companies that require immediate regulatory attention. The rankings are not reported to the companies and are only available to regulators.

Risk-Based Capital Requirements

In order to enhance the regulation of insurer solvency, state regulators have adopted the NAIC model law implementing RBC requirements for life insurance companies. The requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The model law measures four major areas of risk facing life insurers: (i) the risk of loss from asset defaults and asset fluctuation; (ii) the risk of loss from adverse mortality and morbidity experience; (iii) the risk of loss from mismatching of asset and liability cash flows due to changing interest rates; and (iv) general business risk. Insurers having less statutory surplus than required by the RBC model formula are subject to varying degrees of regulatory action depending on the level of capital inadequacy. Based on the formula adopted by the NAIC, each of the Company’s U.S. insurance company subsidiaries exceeded the RBC capital requirements as at December 31, 2008.

Regulation of Shareholder Dividends and Other Payments from Insurance Subsidiaries

Manulife Financial’s ability to meet any debt service obligations and pay operating expenses and shareholder dividends depends on the receipt of sufficient funds from its operating subsidiaries. The payment of dividends by John Hancock USA is subject to restrictions set forth in the insurance laws of Michigan, its domiciliary state. Similarly, the payment of dividends by John Hancock Life is regulated by Massachusetts insurance laws. In both Michigan and Massachusetts regulatory approval is required if a shareholder dividend distribution is made from any source other than earned surplus or unassigned funds. Regulatory approval is also required in both Michigan and Massachusetts if the dividend (together with other distributions made during the preceding 12 months) exceeds the greater of an insurer’s prior year’s net gain from operations or 10% of its surplus, measured at the end of the previous calendar year. The determination must be made in accordance with statutory accounting principles. In both states, approval is deemed to have occurred if notice of the dividend is filed with the regulator and it has not been disapproved during the 30-day notice period.

Securities Law

Certain of the Company’s subsidiaries and certain investment funds, policies and contracts offered by them are subject to regulation under federal securities laws administered by the U.S. Securities and Exchange Commission (“SEC”) and under certain state securities laws. Certain segregated funds of the Company’s insurance subsidiaries are registered as investment companies under the Investment Company Act of 1940, as are certain other funds managed by subsidiaries of the Company. Interests in segregated funds under certain variable annuity contracts and variable insurance policies issued by the Company’s insurance subsidiaries are also registered under the U.S. Securities Act of 1933. Each of John Hancock Distributors, Signator Investors and John Hancock Funds is registered as a broker-dealer under the U.S. Securities Exchange Act of 1934 and each is a member of, and subject to regulation by, the Financial Industry Regulatory Authority.

Each of John Hancock Advisers, MFC Global Investment Management (U.S.), LLC, Hancock Natural Resource Group, Inc., Hancock Venture Partners, Inc., Hancock Capital Investment Management, LLC, Signator Investors, Declaration Management & Research LLC, John Hancock IMS and MFC Global Investment Management (U.S.A.) Limited is an investment adviser registered under the U.S. Investment Advisers Act of 1940. Certain investment companies advised or managed by these subsidiaries are registered with the SEC under the Investment Company Act of 1940 and the shares of certain of these entities are qualified for sale in certain states in the United States and the District of Columbia. All aspects of the investment advisory activities of the Company’s subsidiaries are subject to various federal and state laws and regulations in jurisdictions in which they conduct business. These laws and regulations are primarily intended to benefit investment advisory clients and investment company shareholders and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration as an advisor, censure and fines.

State Guaranty Funds

All states of the United States have insurance guaranty fund laws requiring life insurance companies doing business in the state to participate in a guaranty association which, like Assuris in Canada, is organized to protect policyholders against loss of benefits in the event of an insolvency or wind-up of a member insurer. These associations levy assessments (up to prescribed limits) on the basis of the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Assessments levied against the Company in each of the past five years have not been material. While the amount of any future assessments by guaranty funds cannot be predicted with certainty, the Company believes, based upon a review of the current significant insolvency proceedings of insurers located in states where the Company conducts business, that future guaranty association assessments for insurer insolvencies will not have a material adverse effect on the Company’s liquidity and capital resources.

Employee Retirement Income Security Act of 1974 (“ERISA”) Considerations

Fiduciaries of employee benefit plans that are governed by ERISA are subject to regulation by the U.S. Department of Labor. ERISA regulates the activities of a fiduciary of an employee benefit plan covered by that law, including an investment manager or advisor with respect to the plan’s assets. Severe penalties are imposed by ERISA on fiduciaries that breach their duties to ERISA covered plans. The Company’s subsidiaries issue insurance and annuity contracts for investment of employee benefit plans and provide a variety of other services to such plans. The provision of such services may cause the Company and its subsidiaries to be a “party in interest,” as such term is defined in ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), with respect to such plans. Unless a statutory or administrative exemption is available, certain transactions between parties in interest and those plans are prohibited by ERISA and the Code.

ASIA AND JAPAN

In Asia, local insurance authorities supervise and monitor the Company’s business and financial condition in each of the countries in which the Company operates. The Company is also required to meet specific minimum working and regulatory capital requirements and is subject to regulations governing the investment of such capital in each of these jurisdictions. Hong Kong and Japan are the regulatory jurisdictions governing Manulife Financial’s most significant operations in Asia.

Hong Kong

In Hong Kong, the authority and responsibility for supervision of the insurance industry is vested in the Insurance Authority under the Insurance Companies Ordinance, Cap. 41 (the “Insurance Companies Ordinance”). The Chief Executive of the Government of the Hong Kong Special Administrative Region has appointed the Commissioner of Insurance to be the Insurance Authority for the purposes of the Insurance Companies Ordinance. The Insurance Companies Ordinance provides that no person shall carry on any insurance business in or from Hong Kong except a company authorized to do so by the Insurance Authority, Lloyd’s of the United Kingdom or an association of underwriters approved by the Insurance Authority. The Insurance Companies Ordinance stipulates certain requirements for authorized insurers, including with regard to the “fit and proper person” requirement for directors and controllers, minimum capital and solvency margin requirements, adequate reinsurance arrangement requirements and statutory reporting requirements. The Insurance Companies Ordinance also confers powers of investigation and intervention on the Insurance Authority for the protection of policyholders.

The Insurance Authority has residual power to appoint an advisor or a manager to any authorized insurer if the Insurance Authority considers such appointment to be desirable for the protection of policyholders or potential policyholders against the risk that the insurer may be unable to meet its liabilities or to fulfill the reasonable expectations of policyholders or potential policyholders and that, in the Insurance Authority’s opinion, the exercise of other interventionary powers conferred by the Insurance Companies Ordinance would not be appropriate to safeguard the interests of policyholders or potential policyholders. In such circumstances, the advisor or manager appointed by the Insurance Authority will have management control of the insurer.

In Hong Kong, the Company’s life insurance business is conducted through a wholly owned subsidiary, Manulife (International) Limited, which is licensed to carry on the business of “long-term” insurance. Long-term insurance companies are required under the Insurance Companies Ordinance to maintain certain solvency margins. The required solvency margin is the aggregate of two components — a percentage of the mathematical reserves and a percentage of the capital at risk as prescribed under the Insurance Companies (Margin of Solvency) Regulation (Cap.41F), enacted pursuant to the Insurance Companies Ordinance. For a long-term insurance company, the value of its assets must not be less than the amount of its liabilities by the required solvency margin, subject to a minimum of Hong Kong $2 million. Compliance with the solvency margin requirements is reported annually to the Insurance Authority. Currently, all solvency margin requirements are being met.

The sale of mutual funds and investment-linked assurance products are subject to Hong Kong securities laws administered by the Securities and Futures Commission. The sale of provident (pension) fund products is subject to provident fund laws administered by the Mandatory Provident Fund Schemes Authority.

Japan

Life insurance companies in Japan, including Manulife Japan, are governed by the Insurance Business Law (Japan) and the regulations issued thereunder (the “IB Law”). The IB Law sets out a comprehensive regulatory regime for Japanese life insurers, including such matters as capital and solvency requirements, powers of regulatory intervention, new insurance products, premium levels and restrictions on shareholder dividends and distributions. The administration and application of the IB Law is supervised by the Financial Services Agency. The IB Law provides for certain rules with respect to the approval of new insurance products and the setting of premium levels. Deregulation of sales of insurance products through bank channels became effective on December 23, 2007 and all life insurance products are now able to be sold through the bank channel.

In November 2007, Manulife Japan established Manulife Investments Japan Limited (“MIJ”) as its wholly owned subsidiary. MIJ launched an investment trust business in 2008. An investment trust is a product similar to a mutual fund and the sale of investment trusts in Japan is regulated by the Financial Instruments and Exchange Law (Japan) which is administered by the Financial Services Agency.

Restrictions on Shareholder Dividends

In Asia, insurance laws in the jurisdictions in which the Company operates provide for specific restrictions on the payment of shareholder dividends and other distributions by the Company’s subsidiaries, or impose solvency or other financial tests, which could affect the ability of these subsidiaries to pay dividends in certain circumstances.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

MFC has authorized share capital consisting of an unlimited number of common shares (“Common Shares”), an unlimited number of Class A Shares (“Class A Shares”) and an unlimited number of Class B Shares (“Class B Shares”). As of December 31, 2008, MFC had approximately 1,610 million Common Shares, 14 million Class A Shares Series 1, 14 million Class A Shares Series 2 and 12 million Class A Shares Series 3 issued and outstanding. On March 4, 2009, MFC issued 18 million Class A Shares Series 4 and authorized but not issued Class A Shares Series 5.

Certain Provisions Of The Class A Shares As A Class

The following is a summary of certain provisions attaching to the Class A Shares as a class.

Priority

Each series of Class A Shares ranks on a parity with every other series of Class A Shares with respect to dividends and return of capital. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions Of The Class B Shares As A Class

The following is a summary of certain provisions attaching to the Class B Shares as a class.

Priority

Each series of Class B Shares ranks on a parity with every other series of Class B Shares with respect to dividends and return of capital. The Class B Shares shall rank junior to the Class A Shares with respect to priority in payment of dividends and in distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of assets of MFC among its shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions Common To Both Class A Shares And Class B Shares

The following is a summary of certain provisions attaching to both the Class A Shares as a class and to the Class B Shares as a class.

Directors’ Right to Issue in One or More Series

Both the Class A Shares and the Class B Shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of MFC shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of MFC or in the ICA, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares or the Class B

Shares, as the case may be, of such series, the whole subject to the filing with the Superintendent of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the Board of Directors of MFC. Summaries of the terms of the Class A Shares Series 1, Class A Shares Series 2, Class A Shares Series 3, Class A Shares Series 4 and Class A Shares Series 5 are contained in the prospectuses under which these series were issued, which are available on SEDAR.

Voting Rights of Class A Shares and Class B Shares

Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares or Class B Shares, the holders of such Class A Shares or Class B Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of MFC.

Amendment with Approval of Holders of Class A Shares and Class B Shares

The rights, privileges, restrictions and conditions attached to each of the Class A Shares and the Class B Shares as a class may be added to, changed or removed but only with the approval of the holders of such class of Class A Shares or Class B Shares given as hereinafter specified.

Approval of Holders of Class A Shares and Class B Shares

The approval of the holders of Class A Shares or Class B Shares to add to, change or remove any right, privilege, restriction or condition attaching to such Class A Shares or Class B Shares as a class or in respect of any other matter requiring the consent of the holders of such Class A Shares or Class B Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of Class A Shares or Class B Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of Class A Shares or Class B Shares duly called for that purpose.

Notwithstanding any other condition or provision of either Class A Shares or Class B Shares, the approval of the holders of either class, voting separately as a class or series, is not required on a proposal to amend the by-laws of MFC to:

I.	increase or decrease the maximum number of authorized Class A Shares or Class B Shares, as the case may be, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to such Class A Shares or Class B Shares;

II.	effect the exchange, reclassification or cancellation of all or any part of the Class A Shares or the Class B Shares, as the case may be; or

III.	create a new class of shares equal to or superior to the Class A Shares or the Class B Shares, as the case may be.

On every poll taken at every meeting of the holders of Class A Shares or Class B Shares as a class, or at any joint meeting of the holders of two or more series of Class A Shares or Class B Shares, each holder of such Class A Shares or Class B Shares entitled to vote thereat shall have one vote in respect of each relevant Class A Share or Class B Share held.

Certain Provisions Of The Common Shares As A Class

The authorized common share capital of MFC consists of an unlimited number of Common Shares without nominal or par value. Each holder of Common Shares is entitled to receive notice of and to attend all meetings of the shareholders of MFC and is entitled to one vote for each share held except meetings at which only holders of a specified class or series of shares of MFC are entitled to vote separately as a class or series. The holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of MFC, subject to the preference of the holders of Class A Shares, Class B Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends. After payment to the holders of Class A Shares, Class B Shares and any other shares ranking senior to Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, the holders of Common Shares shall be entitled to receive prorated the net assets of MFC remaining, after the payment of all creditors and liquidation preferences, if any, that pertains to shareholders.

DIVIDENDS

The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board of Directors and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by, the Company and other factors deemed relevant by the Board of Directors.

Since MFC is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.

Pursuant to agreements made between MFC, Manufacturers Life, The Canada Trust Company and Manulife Financial Capital Trust (a subsidiary of Manufacturers Life) (the “Trust”), MFC and Manufacturers Life have covenanted with the holders of the outstanding Trust Capital Securities of the Trust (the “MaCS”) that, if the Trust fails to pay in full a required distribution on any series of MaCS, Manufacturers Life will not pay dividends of any kind on its MLI Public Preferred Shares (as defined below), if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not pay dividends on the Class A Shares, Class B Shares and Common Shares, in each case, until the 12th month following the Trust’s failure to pay the required distribution in full, unless the Trust first pays the required distribution (or the unpaid portion thereof) to the respective holders of MaCS. “MLI Public Preferred Shares” means, at any time, preferred shares of Manufacturers Life which at that time: (a) have been issued to the public (excluding any preferred shares of Manufacturers Life held beneficially by affiliates of Manufacturers Life); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million, provided however, if at any time, there is more than one class of MLI Public Preferred Shares outstanding, then the most senior class or classes of outstanding MLI Public Preferred Shares shall, for all purposes, be the MLI Public Preferred Shares.

MFC has paid the following cash dividends in the period from January 1, 2006 to December 31, 2008:

I.	On the Common Shares, (i) a dividend of $0.35 per share was paid on March 20, 2006 and June 19, 2006, (ii) a dividend of one Common Share per each issued and outstanding Common Share was paid on June 2, 2006, (iii) a dividend of $0.175 per share was paid on September 19, 2006, (iv) a dividend of $0.20 per share was paid on December 19, 2006 and March 19, 2007, (v) a dividend of $0.22 per share was paid on June 19, 2007 and September 19, 2007, (vi) a dividend of $0.24 per share was paid on December 19, 2007, March 19, 2008 and June 19, 2008, and (vii) a dividend of $0.26 per share was paid on September 19, 2008 and December 19, 2008;

II.	On the Class A Shares, Series 1, a dividend of $0.25625 per share was paid on the 19th day, or the first business day thereafter, of March, June, September and December in each year;

III.	On the Class A Shares, Series 2, a dividend of $0.29063 per share was paid on the 19th day, or the first business day thereafter, of March, June, September and December in each year; and

IV.

On the Class A Shares, Series 3, (i) a dividend of $0.23438 per share was paid on March 19, 2006, and (ii) a dividend of $0.28125 per share was paid on the 19th day, or the first business day thereafter, of March, June, September and December in each year starting on June 19, 2006.

In the period from January 1, 2006 to December 31, 2007, Manufacturers Life paid a cash dividend of $0.38125 per share on the Class A Shares, Series 6, of Manufacturers Life on the last day, or the first business day thereafter, of March, June, September and December of each year until their redemption on December 31, 2007.

CONSTRAINTS ON OWNERSHIP OF SHARES

The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of MFC. Pursuant to these restrictions, no person is permitted to acquire any shares of MFC if the acquisition would cause the person to have a “significant interest” in any class of shares of MFC, unless the prior approval of the Minister of Finance is obtained. The restrictions also prohibit any person from becoming a “major shareholder” of MFC. In addition, MFC is not permitted to record in its securities register any transfer or issue of shares if the transfer or issue would cause the person to breach the ownership restrictions. For these purposes, a person has a significant interest in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of MFC. A person is a major shareholder if the aggregate of any shares in a class of voting shares held by that person and by any entity controlled by that person exceeds 20% of the outstanding shares of that class, or, for a class of non-voting shares, a holding exceeds 30% of that class. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares. In addition, the ICA prohibits life insurance companies, including MFC, from recording in its securities register a transfer or issue of any share to Her Majesty in right of Canada or of a province, an agent or agency of Her Majesty, a foreign government or an agent or agency of a foreign government.

Under applicable insurance laws and regulations in Michigan, New York, Massachusetts, Delaware and Vermont, no person may acquire control of any of the Company’s insurance company subsidiaries domiciled in any such state without obtaining prior approval of such state’s insurance regulatory authority. Under applicable laws and regulations, any person acquiring, directly or indirectly, 10% or more of the voting securities of any other person is presumed to have acquired “control” of such person. Thus, any person seeking to acquire 10% or more of the voting securities of MFC must obtain the prior approval of the insurance regulatory authorities in certain states including Michigan, Massachusetts, Delaware, Vermont and New York, or must demonstrate to the relevant insurance commissioner’s satisfaction that the acquisition of such securities will not give them control of MFC. Under U.S. law, the failure to obtain such prior approval would entitle MFC or the insurance regulatory authorities to seek injunctive relief, including enjoining any proposed acquisition, the voting of such securities at any meeting of the holders of Common Shares, or seizing shares owned by such person, and such shares may not be entitled to be voted at any meeting of the holders of Common Shares.

RATINGS

The following table summarizes the security ratings that MFC has received from approved rating organizations on its outstanding securities as at the date of this Annual Information Form. Approved rating organizations are defined by Canadian securities laws to include DBRS, Fitch and S&P.

	DBRS	Fitch	S&P
Class A Series 1	Pfd-1(low) Stable	A / Negative	P-1(low) / A Stable
Class A Series 2	Pfd-1(low) Stable	A / Negative	P-1(low) / A Stable
Class A Series 3	Pfd-1(low) Stable	A / Negative	P-1(low) / A Stable
Class A Series 4	Pfd-1(low) Stable	A / Negative	P-1(low) / A Stable
Medium Term Notes	AA (low) Stable	A+ / Negative	AA- / Stable

The security ratings accorded by the rating organizations are not a recommendation to purchase, hold or sell these securities and may be subject to revision or withdrawal at any time by the rating organizations. Security ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The Company provides certain rating agencies with confidential, in-depth information in support of the rating process.

DBRS Ratings

DBRS’ ratings for preferred shares range from Pfd-1 to D. These ratings are meant to give an indication of the risk that an issuer will not fulfill its full obligations in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the issuing entity. Each rating category is denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. These ratings are appended with one of three rating trends – “Positive”, “Stable”, or “Negative”. The ratings trend helps to give investors an understanding of DBRS’ opinion regarding the outlook for the rating in question.

MFC’s Class A Shares, Series 1, Series 2, Series 3 and Series 4 have been assigned a Pfd-1(low) rating, first out of six on the rating scale, as they are considered to be of superior credit quality and are supported by entities with strong earnings and balance sheet characteristics. The Stable outlook assigned by DBRS indicates that the rating is not likely to change.

MFC’s Medium Term Notes have been assigned an AA rating, reflecting superior credit quality, with protection of interest and principal considered as very high. In many cases such debt differs from medium term debt rated AAA only to a small degree. Entities rated AA are also considered to be strong credits, typically exemplifying above-average strength in key areas of consideration and unlikely to be significantly affected by reasonably foreseeable events.

Fitch Ratings

Fitch’s ratings for preferred shares range from “AAA” to “D” and provide an opinion on the ability of a securities issuer to meet financial commitments such as interest, preferred dividends, or repayment of principal, on a timely basis. These ratings are used as indications of the likelihood of repayment in accordance with the terms of the security and imply no specific prediction of default probability. These ratings do not directly address any risk other than credit risk. A “+” or “-” may be appended to a rating to denote its relative status within major rating categories. A rating outlook indicates the direction a rating is likely to move over a predetermined period of time. Rating outlooks may be positive, stable, or negative.

MFC’s Class A Shares, Series 1, Series 2 , Series 3 and Series 4 have been assigned an A rating, sixth out of 21 on the rating scale, denoting a low expectation of credit risk. The Company’s capacity for timely payment of financial commitments is considered to be strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

MFC’s Medium Term Notes have been assigned an A+ rating, reflecting a very high credit quality. The A+ rating denotes expectations of very low credit risk and indicate a strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

The Negative outlook assigned to these securities reflects Fitch’s view that near-term conditions in the financial markets will continue for an extended period, which could cause the Company to experience further volatility in its financial results and capital adequacy and lead to a potential downgrade in rating should market conditions deteriorate further.

S&P’s Ratings

S&P’s ratings for Canadian preferred shares range from “P-1” to “D” and are a current assessment of the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P. It is the practice of S&P to present an issuer’s preferred share ratings on both the global rating scale and on the Canadian national scale when listing the ratings for a particular issuer.

MFC’s Class A Shares, Series 1, Series 2, Series 3 and Series 4 have been assigned a P-1(low) rating on the Canadian scale, which corresponds to an A rating on the global scale. The ratings rank fourth out of 20 on the respective ratings scale. The A rating denotes that the specific obligation is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than other obligations in higher rated categories. However, MFC’s capacity to meet its financial commitment on the A rated obligation is considered to remain very strong.

MFC’s Medium Term Notes have been assigned an AA- rating, reflecting superior credit quality, with protection of interest and principal considered as very high. An obligation rated “AA-” differs from the highest rated obligations only in small degree and demonstrates that the obligor’s capacity to meet its financial commitment on the obligation is considered as very strong.

The Stable outlook assigned to these securities reflects S&P’s view that the Company’s business fundamentals remain sound, as demonstrated by its steady growth in new business embedded value, level and quality of reserves, strong multichannel distribution network and insurance sales. The outlook also reflects their expectation that fixed charges on a core operating earnings basis will remain above 10 times, asset quality issues will be less significant than those of North American peers, and reserve requirements for equity risk will not cause capital at the operating companies to fall below the ‘AA’ levels as measured by their capital models.

MARKET FOR SECURITIES

MFC’s Common Shares are listed for trading under the symbol “MFC” on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”), and the Philippine Stock Exchange and under “0945” on The Stock Exchange of Hong Kong. The Class A Shares Series 1, Class A Shares Series 2 and Class A Shares Series 3 are listed for trading on the TSX under the symbol “MFC.PR.A”, “MFC.PR.B” and “MFC.PR.C” respectively.

Trading Price and Volume

The following table sets out the closing price range and trading volume of the Common Shares on the TSX and the NYSE for the period indicated.

	TSX			NYSE
2008	High (C$)	Low (C$)	Volume (000s)	High (U.S.$)	Low (U.S.$)	Volume (000s)
Jan-08	$40.65	$33.77	71,118,808	$40.98	$33.44	36,176,172
Feb-08	$39.38	$36.01	59,524,492	$40.35	$35.80	28,287,016
Mar-08	$39.29	$34.00	78,872,256	$38.78	$34.19	32,062,632
Apr-08	$41.04	$37.48	56,694,024	$40.35	$36.80	21,590,204
May-08	$40.59	$36.60	78,864,792	$39.80	$36.22	22,311,076
Jun-08	$39.45	$35.25	68,481,688	$38.74	$34.60	21,910,200
Jul-08	$38.86	$33.22	76,989,736	$38.44	$33.26	38,724,724
Aug-08	$38.31	$35.43	50,187,208	$37.07	$33.72	22,859,476
Sep-08	$39.40	$33.70	133,438,592	$37.55	$31.28	43,004,272
Oct-08	$39.20	$21.17	142,021,168	$37.00	$16.46	64,829,304
Nov-08	$27.21	$16.28	118,666,984	$23.35	$12.70	59,648,360
Dec-08	$22.09	$18.50	143,889,872	$17.83	$14.91	71,650,160

The following table sets out the closing price range and trading volume of the Class A Shares, Series 1, Series 2 and Series 3 on the TSX for the period indicated.

	TSX – Series 1			TSX – Series 2
2008	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	$26.06	$25.16	132,590	$23.00	$22.10	575,170
February	$26.99	$25.47	89,942	$23.45	$22.34	212,585
March	$26.20	$24.64	218,920	$23.20	$21.57	323,859
April	$25.79	$25.12	209,584	$22.20	$21.20	905,818
May	$25.98	$25.42	105,731	$22.08	$21.50	370,572
June	$25.65	$25.20	98,445	$21.65	$19.82	668,225
July	$25.59	$25.05	357,753	$20.39	$18.47	455,601
August	$25.95	$25.05	96,012	$20.75	$19.95	172,584
September	$25.38	$24.51	557,384	$20.75	$19.02	165,742
October	$25.17	$23.25	1,493,185	$19.26	$16.80	1,246,333
November	$24.86	$23.81	243,632	$18.65	$13.01	463,995
December	$25.29	$24.00	633,502	$17.84	$14.60	663,148

	TSX – Series 3
2008	High (C$)	Low (C$)	Volume (000s)
January	$22.40	$20.91	297,190
February	$22.65	$21.41	547,237
March	$22.50	$21.20	314,635
April	$21.50	$21.00	205,070
May	$21.55	$21.00	180,995
June	$21.40	$19.35	579,251
July	$19.70	$17.52	305,413
August	$20.50	$18.80	334,634
September	$19.98	$18.51	489,270
October	$19.49	$15.37	601,514
November	$17.96	$12.60	396,694
December	$18.00	$13.85	859,840

LEGAL PROCEEDINGS

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, and as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia, including provincial and state regulatory bodies, state attorneys general, the SEC, the Financial Industry Regulatory Authority and Canadian securities commissions, regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of its operations.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

The by-laws of MFC provide that the Board of Directors shall consist of a minimum of seven and a maximum of 30 Directors, with the exact number of Directors to be elected at any annual meeting of MFC to be fixed by the Directors prior to such annual meeting.

The following table sets forth for each of the Directors of MFC, their province or state and country of residence, position with Manulife Financial and their principal occupation as at January 26, 2009. Additional information on each Director can be found at the section entitled “Board of Directors” in MFC’s Proxy Circular dated March 17, 2009 filed on SEDAR, which section is incorporated herein by reference.

Each director is elected for a term of one year, expiring at the next annual meeting of the Company. The next annual meeting will occur on May 7, 2009.

Name and Residence	Position with Manulife Financial	Principal Occupation
Dr. Gail C.A. Cook-Bennett Ontario, Canada	Chair of the Board(1)	Chair of the Board Manulife Financial

Dominic D’Alessandro Ontario, Canada	President and Chief Executive Officer, Director	President and Chief Executive Officer, Manulife Financial

John M. Cassaday Ontario, Canada	Director	President and Chief Executive Officer, Corus Entertainment Inc. (broadcasting company)

Lino J. Celeste New Brunswick, Canada	Director	Corporate Director

Thomas P. d’Aquino Ontario, Canada	Director	Chief Executive and President, Canadian Council of Chief Executives (research and advocacy group)

Richard B. DeWolfe Massachusetts, United States	Director	Managing Partner, DeWolfe & Company LLC (consulting firm)

Robert E. Dineen, Jr. New York, United States	Director	Attorney at Law(2)

Pierre Y. Ducros Quebec, Canada	Director	President, P. Ducros & Associates, Inc. (investment firm)

Scott M. Hand Ontario, Canada	Director	Retired Chairman and Chief Executive Officer, Inco Limited (mining company) (3)

Robert J. Harding Ontario, Canada	Director	Chair, Brookfield Assessment Management Inc. (specialist asset management company focused on property, power and other infrastructure assets)

Luther S. Helms Arizona, United States	Director	Managing Director, Sonata Capital Group (investment advice firm)

Thomas E. Kierans Ontario, Canada	Director	Chair of Council and Vice President, Social Sciences and Humanities Research Council (agency for university-based research and student training) (4)

Dr. Lorna R. Marsden Ontario, Canada	Director	President Emerita and Professor, York University (5)

Hugh W. Sloan, Jr. Michigan, United States	Director	Retired Deputy Chairman, Woodbridge Foam Corporation (manufacturer of automobile parts) (6)

Gordon G. Thiessen Ontario, Canada	Director	Corporate Director (7)

(1)	Dr. Cook-Bennett was appointed Chair of the Board effective October 2, 2008. Prior to October 2008, Dr. Cook-Bennett was Chair of the Canada Pension Plan Investment Board.
(2)	Prior to January 2009, Robert Dineen was Of Counsel to Shearman & Sterling LLP.
(3)	Prior to January 2007, Scott Hand was CEO of Inco Limited. Prior to October 2006, Mr. Hand was Chairman and CEO of Inco Limited.
(4)	Prior to July 2007, Thomas Kierans was Chair, the Canadian Journalism Foundation. Prior to December 2005, Mr. Kierans was Chairman, CSI Global Education Inc., and prior to November 2004, Mr. Kierans was Chairman, The Canadian Institute for Advanced Research.
(5)	Prior to July 2007, Lorna Marsden was President and Vice Chancellor, York University.
(6)	Prior to August 19, 2008, Hugh Sloan was Deputy Chairman, Woodbridge Foam Corporation.
(7)	Prior to April 20, 2008, Gordon Thiessen was Chair, Canadian Public Accountability Board.

EXECUTIVE OFFICERS

The name, province or state and country of residence, and position of each of the executive officers of Manulife Financial are set forth in the following table as of January 26, 2009.

Name and Residence	Position with Manulife Financial
Dominic D’Alessandro Ontario, Canada	President and Chief Executive Officer

Diane M. Bean Ontario, Canada	Executive Vice President Corporate Affairs and Human Resources (1)

Jean-Paul Bisnaire Ontario, Canada	Senior Executive Vice President, Business Development and General Counsel (2)

James R. Boyle Massachusetts, United States	Executive Vice President, U.S. Insurance (3)

Robert A. Cook Hong Kong, Special Administrative Region of China	Senior Executive Vice President and General Manager, Asia (4)

Joseph M. Cooper Ontario, Canada	Executive Vice President and Chief Information Officer (5)

Simon R. Curtis Ontario, Canada	Executive Vice President and Chief Actuary (6)

John D. DesPrez III Massachusetts, United States	Senior Executive Vice President, North American Operations (7)

J. Roy Firth Ontario, Canada	Executive Vice President, Individual Wealth Management (8)

Donald A. Guloien Ontario, Canada	Senior Executive Vice President and Chief Investment Officer

Beverly S. Margolian Ontario, Canada	Executive Vice President and Chief Risk Officer (9)

Hugh McHaffie Massachusetts, United States	Executive Vice President, U.S. Wealth Management (10)

Paul L. Rooney Ontario, Canada	Senior Executive Vice President and General Manager, Canada (11)

Peter H. Rubenovitch Ontario, Canada	Senior Executive Vice President and Chief Financial Officer

Warren A. Thomson Massachusetts, United States	Executive Vice President, U.S. Investments and Global Investment Management (12)

(1)	Prior to April 2004, Diane Bean was Senior Vice President, Corporate Human Resources and Communications.
(2)	Prior to October 2004, Jean-Paul Bisnaire was Executive Vice President, Business Development and General Counsel. Prior to July 2004, Mr. Bisnaire was a partner at Davies Ward Phillips & Vineberg LLP, a law firm with offices in Toronto, Montreal and New York.
(3)	Prior to January 2007, James Boyle was Executive Vice President, Annuities, John Hancock. Prior to April 2004, Mr. Boyle was Senior Vice President, U.S. Annuities.
(4)	Prior to January 2007, Robert Cook was Executive Vice President, Life Insurance, John Hancock. Prior to April 2004, Mr. Cook was Senior Vice President, U.S. Insurance.
(5)	Prior to April 2007, Joseph Cooper was Vice President, Strategic Outsourcing with IBM. Prior to May 2006, Mr. Cooper was Director, Strategic Outsourcing with IBM. Prior to August 2004 Mr. Cooper was an Account Director with IBM.
(6)	Prior to April 2004, Simon Curtis was Senior Vice President and Chief Actuary.
(7)	Prior to May 2008, John DesPrez was Senior Executive Vice President, John Hancock Financial Services.
(8)	Prior to April 2004, Roy Firth was Senior Vice President, Individual Wealth Management Canadian Operations.
(9)	Prior to April 2004, Beverly Margolian was Senior Vice President and Chief Risk Officer.
(10)	Prior to January 2007, Hugh McHaffie was Senior Vice President, Variable Annuities. Prior to May 2006, Mr. McHaffie was Senior Vice President, Individual Business Product Management at Metlife. Prior to November 2003, Mr. McHaffie was Senior Vice President, Individual Annuity Product Management at Metlife.
(11)	Prior to March 2007, Paul Rooney was Executive Vice President, Individual Insurance and Chief Financial Officer, Canadian Division. Prior to March 2006, Paul Rooney was Executive Vice President, Canadian Individual Insurance. Prior to April 2004, Mr. Rooney was Senior Vice President, Individual Insurance, Canadian Operations.
(12)	Prior to September 2006, Warren Thomson was Executive Vice President, U.S. Investments. Prior to April 2004, Mr. Thomson was Senior Vice President, Investments.

SHARE OWNERSHIP

The number of Common Shares held by Directors and Executive Officers of MFC as at December 31, 2008 was 1,517,949, which represented less than 1% of the outstanding Common Shares.

TRANSFER AGENT AND REGISTRAR

The transfer agents for MFC’s Common Shares are as follows:

In Canada:	CIBC Mellon Trust Company	In the United States:	BNY Mellon Shareowner Services
	P.O. Box 7010, Adelaide Street Postal Station		P.O. Box 358015, Pittsburgh
	Toronto, Ontario, Canada, M5C 2W9		Pennsylvania, U.S.A. 15252
	Toll Free: 1-800-783-9495		Toll Free: 1-800-249-7702

The transfer agent for MFC’s Class A Shares, Series 1, Series 2, Series 3, Series 4 and Series 5 is CIBC Mellon Trust Company.

MATERIAL CONTRACTS

MFC entered into a trust indenture dated May 19, 2005 with CIBC Mellon (as amended, the “Trust Indenture”) setting out the terms of debentures that may be issued by MFC under a prospectus supplement to a short form base shelf prospectus, as filed with applicable securities regulators from time to time. MFC entered into a supplemental indenture to the Trust Indenture dated May 19, 2005 with CIBC Mellon, a second supplemental indenture to the Trust Indenture dated March 28, 2006 with CIBC Mellon and a third supplemental indenture to the Trust Indenture dated June 26, 2008 with CIBC Mellon setting out the terms of Medium Term Notes that may be issued by MFC under a Medium Term Note Program Prospectus Supplement, as filed with applicable securities regulators from time to time. Under the terms of the Trust Indenture, an aggregate maximum of $4.0 billion of Medium Term Notes are currently issuable. As at December 31, 2008, an aggregate principal amount of $1.3 billion in Medium Term Notes are issued and outstanding.

On July 8, 2005, the SEC declared effective a joint registration statement filed in the United States by MFC and John Hancock Life relating to medium term notes sold by John Hancock Life to retail investors under the SignatureNotes program on or after July 8, 2005, the payment of which is fully and unconditionally guaranteed by MFC. MFC has also fully and unconditionally guaranteed the SignatureNotes sold by John Hancock Life prior to July 8, 2005. On December 18, 2008, the SEC declared effective a similar joint registration statement and the 2005 registration statement simultaneously expired. MFC’s guarantees of the SignatureNotes are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the SignatureNotes. John Hancock Life had approximately U.S. $1.57 billion principal amount of SignatureNotes outstanding as at December 31, 2008, with capacity to issue a further U.S. $2.0 billion principal amount under the terms of issuance program governing the SignatureNotes as at that date. More information about MFC’s guarantee of the SignatureNotes can be found at Note 22(e) of MFC’s Audited Annual Financial Statements for the year ended December 31, 2008 filed on SEDAR.

MFC entered into a trust indenture dated December 14, 2006 (the “MFLP Indenture”) with CIBC Mellon and Manulife Finance (Delaware), L.P. (“MFLP”) as a guarantor of the debentures of MFLP issued under the MFLP Indenture. Under the terms of the MFLP Indenture, MFC unconditionally and irrevocably guaranteed on a senior basis the payment of principal, premium, if any, interest and redemption price in respect of $550 million principal amount of 4.448% fixed/floating senior debentures of MFLP due December 15, 2026. MFC also unconditionally and irrevocably guaranteed on a subordinated basis the payment of principal, premium, if any, interest and redemption price in respect of $650 million principal amount of 5.059% fixed/floating subordinated debentures of MFLP due December 15, 2041. More information about MFC’s guarantee of the debentures issued by MFLP can be found at Note 19(f) of MFC’s Audited Annual Financial Statements for the year ended December 31, 2008 filed on SEDAR.

MFC entered into a full and unconditional subordinated guarantee dated January 29, 2007 of Manufacturers Life’s $550 million of outstanding 6.24% subordinated debentures due February 16, 2016 and a subordinated guarantee dated January 29, 2007 of Class A and Class B preferred shares of Manufacturers Life. MFC also provided a full and unconditional guarantee dated January 29, 2007 of Manufacturers Life’s obligations under the annuities which provide the cash flows to service the $200 million of outstanding 4.551% annuity-backed notes due November 12, 2008 issued by Maritime Life Canadian Funding and has assumed certain other covenants of Manufacturers Life in connection with such annuities pursuant to an undertaking and notice of assumption. As a result of these guarantees, Manufacturers Life has received an exemption from the requirements to file certain continuous disclosure materials with the Canadian securities regulatory authorities.

MFC entered into a credit agreement dated November 6, 2008 with Bank of Montreal, Canadian Imperial Bank of Commerce, National Bank of Canada, Royal Bank of Canada, The Bank of Nova Scotia and The Toronto-Dominion Bank. The loan was an unsecured five-year non-revolving term loan of $3 billion, with an interest rate based on the bankers’ acceptance rate or the prime rate, plus a margin. It was repayable by MFC at any time without penalty or make-whole provisions. Concurrent with a private placement and public offering of common shares by MFC that closed on December 11, 2008, the loan was renegotiated and replaced by a credit agreement dated December 11, 2008 for $2 billion with Bank of Montreal, Canadian Imperial Bank of Commerce, National Bank of Canada, Royal Bank of Canada and The Bank of Nova Scotia (the “December 2008 Credit Agreement”).

The December 2008 Credit Agreement has a five-year non-revolving term and has been deployed by MFC to provide additional regulatory capital for its operating subsidiaries. The interest rate on the loan is a variable rate based on the bankers’ acceptance rate or the prime rate, plus a margin. The loan is repayable by MFC at any time without penalty or make-whole provisions. The December 2008 Credit Agreement includes a financial covenant, as well as other positive and negative covenants usual for transactions of this nature. The loan is unsecured and ranks pari passu with all other unsecured and unsubordinated indebtedness of MFC.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Accountants, Licensed Public Accountants, Toronto, Ontario, is the external auditor who prepared the Independent Auditors’ Report to Shareholders and the Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 and is in compliance with Rule 3520 of the Public Company Accounting Oversight Board.

AUDIT & RISK MANAGEMENT COMMITTEE

Audit Committee Charter

The Audit Committee has adopted a formal Charter that describes the Audit Committee’s role and responsibilities. The Charter is set out in the attached Schedule 1.

Composition of The Audit Committee

Messrs. Richard B. DeWolfe, Lino J. Celeste, Thomas P. d’Aquino, Robert E. Dineen Jr., Robert J. Harding, Luther S. Helms and Thomas E. Kierans are the members of MFC’s Audit and Risk Management Committee (“Audit Committee”). Mr. DeWolfe became the Chair of the Audit Committee effective January 1, 2007 and was previously Co-Chair of the Audit Committee with Mr. Kierans from May 4, 2006 to December 31, 2006. Mr. Kierans had held the post of Chair of the Audit Committee from May 1999 to May 4, 2006. The Board of Directors of MFC has determined that each member of the Audit Committee is independent, financially literate and that each of Messrs. DeWolfe, Celeste, Dineen, Harding, Helms and Kierans is a financial expert, as those terms are defined by the applicable regulators.

Relevant Education and Experience

In addition to the general business experience of each member of the Audit Committee, the relevant education and experience of each member is as follows: Mr. DeWolfe holds a bachelor’s degree from Boston University in marketing and finance and is the former Chairman and Chief Executive Officer of The DeWolfe Companies, Inc., a publicly listed home ownership organization prior to being acquired by Cendant Corp. Mr. Celeste is an electrical engineer, is the past Chairman of Aliant Inc. and was the President and Chief Executive Officer of New Brunswick Telephone Company Limited. Mr. d’Aquino holds a bachelor of arts degree from the University of British Columbia, a Bachelor of Laws from Queen’s University and the University of British Columbia, a Master of Laws from the University of London and Honorary Degrees of Doctor of Laws from Queen’s University and Wilfrid Laurier University and is currently Chief Executive and President of the Canadian Council of Chief Executives. Mr. Dineen holds a law degree from Syracuse University, is a former securities law partner at Shearman & Sterling LLP and is a member of the board of directors of Nova Chemicals Corporation. Mr. Harding holds a bachelor’s degree in Mathematics from the University of Waterloo and is a Fellow Chartered Accountant and is the Chairman of Brookfield Asset Management Inc., a specialist asset management company focused on property, power and other infrastructure assets. Mr. Helms holds a bachelor of arts degree from the University of Arizona and a Master of Business Administration from the University of Santa Clara and was formerly Vice Chairman of KeyBank West and Vice Chairman of Bank of America Corporation. Mr. Kierans holds a Master of Business Administration from the University of Chicago, was formerly the Chairman of Moore Corporation Limited and Petro-Canada, was formerly the President and Chief Executive Officer of the C.D. Howe Institute and is a former member of the board of directors of BCE Inc. (now Bell Canada Inc.), TransCanada Pipelines and Inmet Mining Corporation.

Pre-Approval Policies and Procedures

A description of the pre-approval policies and procedures of the Audit Committee can be found in the Company’s Statement of Corporate Governance Practices, located at Schedule A of MFC’s Proxy Circular dated March 17, 2009 filed on SEDAR, which Schedule is incorporated herein by reference, and on the Company’s web site at www.manulife.com.

External Auditor Service Fees

A description of the fees billed by the external auditor to the Company can be found at the section entitled “Business of the Annual Meeting” in MFC’s Proxy Circular dated March 17, 2009 filed on SEDAR, which section is incorporated herein by reference.

ADDITIONAL INFORMATION

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of securities, and securities authorized for issuance under MFC’s equity compensation plans, where applicable, is contained in MFC’s Proxy Circular dated March 17, 2009 filed on SEDAR. Additional financial information is provided in the Company’s comparative financial statements and the Company’s management discussion and analysis for the most recently completed financial year. Additional information relating to the Company may be found on SEDAR at www.sedar.com and is accessible at the Company’s website, www.manulife.com. Requests for materials may be sent to the Investor Relations Department of Manulife Financial at 200 Bloor Street East, NT-7, Toronto, Canada M4W 1E5.

SCHEDULE 1 – AUDIT & RISK MANAGEMENT COMMITTEE CHARTER

Manulife Financial Corporation (the “Company”)

Audit & Risk Management Committee Charter (2009)

1.	Overall Role and Responsibility

1.1	The Audit & Risk Management Committee (“Committee”) shall:

(a)	assist the Board of Directors in its oversight role with respect to:

(i)	the quality and integrity of financial information;

(ii)	the effectiveness of the Company’s risk management and compliance practices;

(iii)	the independent auditor’s performance, qualifications and independence;

(iv)	the performance of the Company’s internal audit function; and

(v)	the Company’s compliance with legal and regulatory requirements; and

(b)	prepare such reports of the Committee required to be included in the Proxy Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

2.	Structure and Composition

2.1	The Committee shall consist of three or more Directors appointed by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee.

2.2	No member of the Committee shall be an officer or employee of the Company, its subsidiaries or affiliates. Members of the Committee will not be affiliated with the Company as such term is defined in the Insurance Companies Act (Canada)(the “Act”).

2.3	Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

2.4	The Board of Directors shall designate one member of the Committee as the Committee Chair.

2.5	Members of the Committee shall serve at the pleasure of the Board of Directors for such term or terms as the Board of Directors may determine.

2.6	Each member of the Committee shall be financially literate as such qualification is defined by applicable law and interpreted by the Board of Directors in its business judgment.

2.7	The Board of Directors shall determine whether and how many members of the Committee qualify as a financial expert as defined by applicable law.

2.8	The Committee shall annually determine whether any of its members serve on the audit committee of more than three public companies (including the Committee). If any of the Committee members fall into this category, the Committee shall consider the ability of such members to effectively serve on the Committee and, if it is determined that such members are able to continue serving, the Committee shall record the reasons for such a decision.

3.	Structure, Operations and Assessment

3.1	The Committee shall meet quarterly or more frequently as the Committee may determine. The Committee shall report to the Board of Directors on its activities after each of its meetings.

3.2	The affirmative vote of a majority of the members of the Committee participating in any meeting of the Committee is necessary for the adoption of any resolution.

3.3	The Committee may create one or more subcommittees and may delegate, in its discretion, all or a portion of its duties and responsibilities to such subcommittees.

3.4	The Committee shall, on an annual basis:

(a)	review and assess the adequacy of this Charter and, where necessary, recommend changes to the Board of Directors for its approval;

(b)	undertake a performance evaluation of the Committee comparing the performance of the Committee with the requirements of this Charter; and

(c)	report the results of the performance evaluation to the Board of Directors.

The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chair of the Committee or any other member of the Committee designated by the Committee to make this report.

3.5	The Committee is expected to establish and maintain free and open communication with management, the independent auditor, the internal auditor and the Appointed Actuary and shall periodically meet separately with each of them.

4.	Specific Duties

The Committee will carry out the following specific duties:

4.1	Oversight of the Independent Auditor

(a)	Recommend to the Board that the independent auditor be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the issuer (subject to shareholder ratification).

(b)	Recommend to the Board the compensation of the independent auditor.

(c)	Provide the oversight of the work of the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services (including resolution of disagreements between management and the independent auditor regarding financial reporting). The independent auditor shall report directly to the Committee.

(d)	Preapprove all audit services and permitted non-audit services (including the fees, terms and conditions for the performance of such services) to be provided by the independent auditor.

(e)	When appropriate, the Committee may delegate to one or more members the authority to grant preapprovals of audit and permitted non-audit services and the full Committee shall be informed of each non-audit service.

(f)	Review the decisions of such delegates under subsection (e) above, which shall be presented to the full Committee at its next scheduled meeting.

(g)	Evaluate the qualifications, performance and independence of the independent auditor, including:

(i)	reviewing and evaluating the lead partner on the independent auditor’s engagement with the Company; and

(ii)	considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services are compatible with maintaining the auditor’s independence.

(h)	Present its conclusions with respect to the independent auditor to the Board of Directors and, if so determined by the Committee, recommend that the Board of Directors take additional action to satisfy itself of the qualifications, performance and independence of the independent auditor.

(i)	Obtain and review a report from the independent auditor at least annually regarding:

(i)	the independent auditor’s internal quality-control procedures;

(ii)	any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(iii)	any steps taken to deal with any such issues; and

(iv)	all relationships between the independent auditor and the Company.

(j)	Review and discuss with management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

(k)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

(l)	Review and approve policies for the Company’s hiring of partners and employees or former partners and employees of the independent auditor.

4.2	Financial Reporting

(a)	Review and discuss with management and the independent auditor the annual audited financial statements and any other returns or transactions required to be reviewed by the Committee and report to the Board of Directors prior to approval by the Board of Directors and the publication of earnings.

(b)	Review such returns of the Company as the Superintendent of Financial Institutions may specify.

(c)	Review the Company’s annual and quarterly disclosures made in management’s discussion and analysis. The Committee shall approve any reports for inclusion in the Company’s Annual Report, as required by applicable legislation and make a recommendation thereon to the Board.

(d)	Require management to implement and maintain appropriate internal control procedures.

(e)	Review and discuss with management and the independent auditor management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on management’s assessment.

(f)	Review, evaluate and approve the procedures established under s. 4.2(d).

(g)	Review such investments and transactions that could adversely affect the well-being of the Company as the auditor or any officer of the Company may bring to the attention of the Committee.

(h)	Review and discuss with management and the independent auditor the Company’s quarterly financial statements prior to the publication of earnings, including:

(i)	the results of the independent auditor’s review of the quarterly financial statements; and

(ii)	any matters required to be communicated by the independent auditor under applicable review standards.

(i)	Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including:

(i)	any significant changes in the Company’s selection or application of accounting principles;

(ii)	any major issues as to the adequacy of the Company’s internal controls; and

(iii)	any special steps adopted in light of material control deficiencies.

(j)	Review and discuss with management and the independent auditor at least annually reports from the independent auditor on:

(i)	critical accounting policies and practices to be used;

(ii)	significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements;

(iii)	alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

(iv)	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

(k)	Meet with the independent auditor to discuss the annual financial statements and any investments or transactions that may adversely affect the well-being of the Company.

(l)	Discuss with the independent auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Company.

(m)	Review and discuss with management and the independent auditor at least annually any significant changes to the Company’s accounting principles and practices suggested by the independent auditor, internal audit personnel or management.

(n)	Discuss with management the Company’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

(o)	Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance-sheet structures on the Company’s financial statements.

(p)	Discuss with the independent auditor matters required to be discussed by American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

(q)	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual and interim filings with applicable securities regulatory authorities.

(r)	Review disclosures made by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual and interim filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

(s)	Meet with the Appointed Actuary of the Company at least annually to receive and review reports, opinions and recommendations prepared by the Appointed Actuary in accordance with the Act, including the parts of the annual financial statement and the annual return filed under s. 665 of the Act, prepared by the actuary, and such other matters as the Committee may direct.

(t)	Discuss with the Company’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

(u)	Meet with the Chief Internal Auditor and with management to discuss the effectiveness of the internal control procedure established pursuant to s.4.2(d).

4.3	Oversight of the Company’s Internal Audit Function

(a)	Review with the internal auditor, the independent auditor and management at least annually the mandate, independence, qualifications, staffing and budget of the internal audit department and its annual work plan.

(b)	Review the periodic reports of the internal audit department on internal audit activities and the results of its audits.

4.4	Oversight of Risk Management

(a)	Review and approve periodically:

(i)	management’s risk philosophy; and

(ii)	risk management policies.

(b)	Review with management at least annually reports demonstrating compliance with risk management policies.

(c)	Review reports at least annually relating to the adequacy of the Company’s risk management practices together with management’s responses from the:

(i)	independent auditor; and

(ii)	the internal auditor.

(d)	Discuss with management at least annually the Company’s major risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

4.5	Oversight of Regulatory Compliance

(a)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)	Discuss with management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting.

(c)	Review at least annually with the Global Compliance Chief the Company’s compliance with applicable laws and regulations, and correspondence from regulators.

(d)	Meet with the Company’s regulators, according to applicable law.

(e)	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

4.6	Oversight of the Anti-Money Laundering and Anti-Terrorist Financing Program

(a)	The Committee shall approve the Company’s Anti-Money Laundering and Anti-Terrorist Financing Policy and any material amendments.

(b)	The Committee shall meet with the Chief Anti-Money Laundering Officer (“CAMLO”) at least annually to receive and review the CAMLO’s report on the AML/ATF Program, which will include a report on the effectiveness of the AML/ATF Program and the Company’s compliance with the Policy.

(c)	The Committee shall meet with the Chief Internal Auditor at least annually to receive and review the Chief Internal Auditor’s report on the results of the testing of the effectiveness of the AML/ATF Program.

4.7	Proxy Circular

(a)	The Committee shall prepare a report on its activities on an annual basis to be included in the Proxy Circular, as may be required by applicable laws or rules of applicable securities regulatory authorities.

4.8	Oversight of Executive Compensation

(a)	The Committee or a designate member will review the annual executive compensation recommendations of the Management Resources and Compensation Committee prior to approval by the Board of Directors.

5.	Funding for the Independent Auditor and Retention of Independent Advisors

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall have the authority to retain such independent advisors as it may from time to time deem necessary or advisable for its purposes and to set the terms of the retainer. The expenses related to any such engagement shall also be funded by the Company.